Exhibit 99.3

09 High Holborn London WC1V 6XX www.olswang.com	T +44 (0) 20 7067 3000 F +44 (0) 20 7067 3999 DX 37972 Kingsway	In alliance with Greenberg Traurig LLP Regulated by the Law Society

2006
MASTER NETWORK LEASE AND SALE AGREEMENT BETWEEN
(1)	VIATEL HOLDING (BERMUDA) LIMITED

(2)	VTL-TP (BERMUDA) LIMITED AND

(3)	GLOBAL VOICE GROUP LIMITED

Clause	Page

GERMAN TRANSFERRED ASSETS	35
Part A: Network Segments	35
Part B: Duct and Fibre Allocations	36

SCHEDULE IIIA
FRENCH NETWORK ASSETS	43

SCHEDULE IIIB
FRENCH TRANSFERRED ASSETS	45
Part 1 – Ducts	45
Part 2 – Fibres	46

SCHEDULE IVA
NBUK NETWORK ASSETS	49

SCHEDULE IVA
NBUK TRANSFERRED ASSETS	53
NETHERLANDS	53
Part 1 – Ducts and Subducts	53
Part 2 – Fibres	55
BELGIUM	56
UK	56
Part 1 – Ducts and Sub-Ducts	57
Part 2 – Fibres	61

SCHEDULE V
VIATEL OPERATING COST CATEGORIES (INCL. DRAFT 2006 BUDGET FIGURES)	65

SCHEDULE VI
PART I
VIATEL WARRANTIES	67
PART II	71
LIMITATIONS ON VIATEL WARRANTIES	71
PART III
GV WARRANTIES	74
PART IV
LIMITATIONS ON GV WARRANTIES	77

SCHEDULE VII
VIATEL SITES	80

SCHEDULE VIII
GV TRANSFERRED ASSETS	86
Part I
Part II
Network Routes	88
For all routes the allocated fibres will be provided on one continuous length along the route of each specified cable.

SCHEDULE IX
INFLATION INDEXATION MECHANISMS	92
Part I
Clause 4.12: Maintenance Costs payable by Viatel	92
Part II
Inflation Indexation elsewhere in a Transaction Document

SCHEDULE X PAYMENTS TO VIATEL	93

Clause	Page

SCHEDULE XI

SCHEDULE XII
CURRENT GLOBAL VOICE ON-NET BUILDINGS	1

SCHEDULE XIII
ITU SPECIFICATIONS FOR FIBRES	4

SCHEDULE XIV
DEED OF COVENANT	2

1. DEFINITIONS	1

2. TRANSFEREE’S COVENANTS	2

3. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	2

1. DEFINITIONS	2

2. TRANSFEREE’S COVENANTS	3

3. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	3

APPENDIX A
VIATEL NETWORK MAP	13

APPENDIX B GLOBAL VOICE NETWORK MAP	14

THIS AGREEMENT is made the • day of May 2006
BETWEEN:
(1)	VIATEL HOLDING (BERMUDA) LIMITED (registered in Bermuda under number 31325) whose registered office is at Cannons Court, 22 Victoria Street, Hamilton HM 12, Bermuda (“Viatel”);

(2)	VTL-TP (BERMUDA) LIMITED (registered in Bermuda under number 31334) whose registered office is at Cannons Court, 22 Victoria Street, Hamilton HM12, Bermuda (“VTL-TP”); and

(3)	GLOBAL VOICE GROUP LIMITED registered as a public limited liability company in Singapore under number 199905625E whose registered office/principal place of business is at 80 Raffles Place, #31-20 UOB Plaza 2, Singapore 048624 (“Global Voice”).
INTRODUCTION
(A)	Viatel’s group companies own, lease and operate a telecommunications network running through the UK, France, Belgium, The Netherlands and Germany.

(B)	VTL-TP has the right, granted to it by the various asset-owning entities within Viatel’s group, to use and exploit dark fibre and capacity over the Viatel group’s network.

(C)	Global Voice owns, leases and operates metropolitan telecommunications systems in and around major cities in Western Europe.

(D)	Viatel wishes to have its group companies grant rights over certain assets comprised in its network to Global Voice and Global Voice wishes to grant to Viatel group companies rights over certain assets comprised in its network, for which purpose the parties have agreed upon the following associated transactions, terms and conditions.
IT IS AGREED AS FOLLOWS:
1	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement (except where the context otherwise requires) the following words shall have the following meanings:

“Arbitration Agreement”	the agreement with that title between all parties to the Transaction Documents, in the agreed terms;

“Budget”	as defined in Clause 9.2.2;

“Business Day”	any day which is not a Saturday, a Sunday, or a bank or public holiday in England;

“Claiming Party”	as defined in Clause 18.2;

“Completion”	completion of this Agreement in accordance with Clause 11;

“Contract Payments”	as defined in Clause 7.1;

“Customer Contracts”	the contracts in the name of a Viatel Group Company and a customer of that company, as listed in Schedule I including any or all renewals, extensions or variations thereof;

“Data Room”	the physical and electronic data rooms made available by Viatel for the use of Global Voice and its representatives as described in the ‘Rules of Data Room’ signed by Global Voice on February 23, 2006;

“Defaulting Party”	as defined in Clause 9.8;

“Dispute”	as defined in Clause 22.1;

“Equipment Company”	as defined in Clause 10.1;

“Frankfurt Ring”	the ducts, cables and/or fibres specified in parts A and B of Schedule IIB;

“French Network Assets”	the ducts, cables and/or fibres and all apparatus, equipment, colocation space, points of presence or other facilities of whatever nature located in or on, or related to the operation of, those segments of the Viatel Network in France, as described in Schedule III A and as geographically illustrated in the map included in Appendix A;

“French Option”	the Option and Transfer Agreement with respect to France;

“French Transferred Assets”	those French Network Assets described in Schedule III B and more particularly set out in the French Option;

“German Network Assets”	the ducts, cables and/or fibres and all apparatus, equipment, colocation space, points of presence or other facilities of whatever nature located in or on, or related to the operation of, those segments of the Viatel Network in Germany, as described in

Schedule II A and as geographically illustrated in the map included in Appendix A;

“German Asset Lease”	a lease agreement with respect to specific German Network Assets (i) forming part of the Frankfurt Ring and (ii) leased by VTL Telecom GmbH from GasLINE;

“German Option”	the Option and Transfer Agreement with respect to Germany;

“German Transferred Assets”	those German Network Assets described in Schedule II B and more particularly set out in the German Option excluding, for the avoidance of any doubt, the assets the subject of the GND Asset Transfer;

“GND Asset Transfer”	an agreement with respect to specific assets forming part of the Viatel Network in Germany, between (i) Viatel German Asset GmbH, VTL, Inc and Viatel Circe Assets Limited and (ii) Global Voice Networks AG, in the agreed terms;

“Group Company”	a Viatel Group Company or a GV Group Company; “Group Companies” shall be construed accordingly;

“GV Disclosure Letter”	the letter of the same date as this Agreement from Global Voice to Viatel containing disclosures against the GV Warranties;

“GV Fibre Transfer Agreement”	agreement(s) with that title between (i) the GV Group Companies and (ii) the Viatel Group Companies specified in Clause 4.1, in the agreed terms;

“GV Group”	Global Voice, its holding company (if any) and each subsidiary (whether direct or indirect) of Global Voice;

“GV Group Companies”	the companies which are members of the GV Group; “GV Group Company” shall be construed accordingly;

“GV Network”	the network infrastructure in Germany, the Netherlands and the UK in which GV Group

Companies have ownership rights and other rights and interests comprising ducts and optical fibre cables, and all facilities used in connection with and buildings and infrastructure used to house, support or contain such equipment, together with all related metropolitan networks serving certain European cities and covering the route and areas coloured orange on the network map included in Appendix B;

“GV Off-Net Buildings”	those buildings or premises to which Global Voice will provide access for Viatel to the GV Network, which are not listed in Schedule XII;

“GV On-Net Buildings”	those buildings and premises that are from time to time directly connected to the GV Network and which are listed in Schedule XII;

“GV Transferred Assets”	the fibre assets agreed to be sold and transferred to Viatel or any Viatel Group Companies under this Agreement, including those described in Clauses 4.1, 4.11 and 4.14;

“GV Warranties”	the warranties set out in Part III of Schedule VI;

“IRU”	an agreement with respect to the grant of long- term rights in specific French Network Assets, between (i) Viatel Operations S.A. and (ii) the relevant GV Group Company in France, in the agreed terms;

“Licence Agreement(s)”	the agreement(s) with that title (or local equivalent) to be entered into by relevant Viatel Group Companies and relevant GV Group Companies, in respect of France, Germany and NBUK, in the agreed terms;

“NBUK”	the Netherlands, Belgium and the UK;

“NBUK Network Assets”	the ducts, cables and/or fibres and all apparatus, equipment, colocation space, points of presence or other facilities of whatever nature located in or on, or related to the operation of, those segments of the Viatel Network in the NBUK, as described in Schedule IV A and as geographically illustrated in the map included in Appendix A;

“NBUK Asset Lease(s)”	agreement(s) in the agreed terms between, separately, (i) VTL (UK) Limited, Viatel Belgium NV, and Viatel Global Communications BV/Viaphone NV and (ii) Global Voice Networks Limited, the relevant GV Group Company in France and Global Voice Networks BV, with respect to leases of specific NBUK Network Assets;

“NBUK Option(s)”	Option and Transfer Agreement(s) with respect to NBUK;

“NBUK Transferred Assets”	those NBUK Network Assets described in Schedule IV B and more particularly set out in the NBUK Options;

“Network Lease(s)”	all or any of the NBUK Asset Leases, the German Asset Lease and the IRU;

“Network Operational Agreement”	the agreement with that title to be entered into by Viatel with Global Voice in the agreed terms;

“New Equipment”	as defined in Clause 10.1;

“Operating Charges”	as defined in Clause 9.2;

“Operating Costs”	the costs of the types itemised in Schedule V incurred by members of the Viatel Group in operating the French Network Assets, the German Network Assets and the NBUK Network Assets, excluding any incremental operating costs exclusively incurred by or on behalf of Viatel Group Companies (i) in connection with the provision of Viatel Services or (ii) relating to matters unconnected with the Viatel Transferred Assets or to Viatel Services;

“Operations Committee”	the committee with that name established under the Network Operational Agreement;

“Option and Transfer Agreement(s)”	agreement(s) with that title between the following Viatel Group Companies and GV Group Companies:

Belgium: Viatel Belgium NV

Global Voice Networks BVBA/NV

France: Viatel Operations SA GV Group Company in France

Germany:Viatel German Asset GmbH VTL, Inc. Global Voice Networks AG European Fibre Networks Asset GmbH European Fibre Networks “GND” GmbH

Netherlands: Viatel Global Communications BV Global Voice Networks BV and

UK: VTL (UK) Limited Global Voice Networks Limited

in the agreed terms;

“PEN 2”	that part of the Viatel Network known by the parties as ‘PEN 2’ and identified as such on the network map in Appendix A;

“Records”	as defined in Clause 9.9;

“Shareholders Agreement”	a shareholders agreement with respect to the new company referred to in Clause 10.1, in the agreed terms or as subsequently modified by the parties;

“Site Lease Agreement(s)”	agreement(s) with respect to a Viatel Site between (i) the Viatel Group Company (designated by Viatel) in a European country and (ii) the Global Voice Group Company (designated by Global Voice) in that country, to be entered into in a form, or substantially the same form, which is in the agreed terms;

“Term”	a period of whichever is the shorter of (a) the last to expire of the term of each of the individual agreements or instruments entered into by the Viatel Group Companies and GV Group Companies pursuant to Clauses 2.1 to 2.3 inclusive and (b) one hundred years from the date of Completion;

“Transaction Documents”	this Agreement, the Network Leases, the Option and Transfer Agreements, the GND Asset Transfer, the Network Operational Agreement, the Licence Agreements and Site Lease Agreements;

“Viatel Assets”	together, the French Network Assets, the German Network Assets and the NBUK Network Assets;

“Viatel Disclosure Letter”	the letter of the same date as this Agreement from Viatel to Global Voice containing disclosures against the Viatel Warranties;

“Viatel Group”	Viatel and each subsidiary (whether direct or indirect) of Viatel;

“Viatel Group Companies”	the companies which are members of the Viatel Group; “Viatel Group Company” shall be construed accordingly;

“Viatel Network”	the network infrastructure in and between Belgium, France, Germany, the Netherlands and the UK in which Viatel Group Companies have ownership rights and other rights and interests comprising ducts, optical fibre cables and submarine cables, and all facilities and other equipment used in connection with such infrastructure, and buildings used to house, support or contain such equipment, together with all related metropolitan networks serving certain European cities and covering the route and areas included on the network map in Appendix A;

“Viatel Retained Assets”	the Viatel Network excluding the Viatel Transferred Assets;

“Viatel Services”	telecommunication services provided by Viatel Group Companies to their customers using Viatel Retained Assets;

“Viatel Shared Chambers”	means all splice chambers, handholes and other forms of enclosure now installed on the Viatel Network that provide access to the Viatel Transferred Assets;

“Viatel Sites”	premises occupied or used by Viatel at points of presence, multi-optical repeater stations and regeneration sites on the Viatel Network as more particularly described in Schedule VII;

“Viatel Transferred Assets”	collectively, the assets the subject of the Network Leases and, as and from the times when the options in each of the Option and Transfer Agreements are duly and fully exercised, the French Transferred Assets, the German Transferred Assets and the NBUK Transferred Assets;

“Viatel Warranties”	the warranties set out in Part I of Schedule VI;

“VTL-TP Capacity”	rights to dark fibre and capacity in the Viatel Network which VTL-TP has under agreements with other Viatel Group Companies; and

“Warranties”	the Viatel Warranties and the GV Warranties; and

“Warranty Claim(s)”	any claim by any party in respect of any of the Warranties or any of the warranties in the Network Leases or the Option and Transfer Agreements.
1.2	In this Agreement (except where the context otherwise requires):
1.2.1	any reference to a recital, clause or schedule is to the relevant recital, clause or schedule of or to this Agreement;

1.2.2	the clause headings are included for convenience only and shall not affect the interpretation of this Agreement;

1.2.3	use of the singular includes the plural and vice versa;

1.2.4	use of any gender includes the other genders;

1.2.5	any reference to “persons” includes individuals, firms, partnerships, companies, corporations, associations, organisations, foundations and trusts (in each case whether or not having separate legal personality);

1.2.6	a reference to “writing” does not include email;

1.2.7	the words “subsidiary” and “holding company” have the meanings given to them by section 736 of the UK Companies Act 1985;

1.2.8	any reference to a person being an “associate” of another shall be interpreted in accordance with section 435 of the Insolvency Act 1986, and a person shall be regarded as “connected” or “associated” with any person which is an associate of his and with any company of which any director is an associate of his;

1.2.9	a reference to a statute or statutory provision is a reference to that statute or statutory provision and to all orders, regulations, instruments or other subordinate legislation made under the relevant statute;

1.2.10	any reference in this Agreement to any statute, statutory provision, subordinate legislation, code or guideline (“legislation”) is a reference to such legislation as the same may from time to time be amended, modified, extended, varied, superseded, replaced, substituted or consolidated;

1.2.11	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

1.2.12	the word “incremental”, as used in the definition of “Operating Costs”, means exclusively caused by the relevant party (i) of its own volition enhancing or adding to its network assets or (ii) taking on a new customer after the date hereof or (iii) enhancing or adding to the service of an existing customer as of the date hereof;

1.2.13	the expression “in the agreed terms” means terms approved by the parties and initialled by them on the date hereof for the purposes of identification;

1.2.14	any reference in this Agreement to either party procuring any action shall be construed as referring to that party procuring that the relevant action be taken by its subsidiary or subsidiaries which have the necessary rights and powers to discharge the obligation; where so indicated in the text, such action shall be through entry by the relevant subsidiary into an agreement or other instrument valid and effective under the laws of the relevant jurisdiction; and

1.2.15	references to “party” or “parties” herein shall, unless the context expressly requires otherwise, be treated as referring only to Viatel and Global Voice.
1.3	The schedules and recitals form part of this Agreement and shall have effect as if set out in full in the body of this Agreement and any references to this Agreement includes the schedules and recitals.

1.4	In the event of any ambiguity or conflict arising between the provisions of Clause 2, 4 and 5 of this Agreement and the provisions in any schedule or in any agreement or other instrument entered into by the parties to implement such provisions, the provisions in such other agreement or instrument shall prevail.

1.5	VTL-TP is a party to this Agreement only for the purposes referred to in Clauses 2.5 and 9.2, and shall have no other rights or liabilities under this Agreement.

2	GRANT OF RIGHTS OVER VIATEL INFRASTRUCTURE

2.1	With respect to NBUK, the relevant Viatel Company in each country shall enter into the NBUK Asset Lease within five (5) Business Days of the date hereof. Having at the date hereof already agreed all material points dealt with in its provisions, the parties agree they will use their best endeavours to finalise this document without delay and in any event within such period.

2.2	With respect to France, Viatel Operations SA shall enter into the IRU within three (5) Business Days of the date hereof. Having at the date hereof already agreed all material points dealt with in its provisions, the parties agree they will use their best endeavours to finalise this document without delay and in any event within such period.

2.3	With respect to Germany, Viatel German Asset GmbH, VTL Telecom GmbH and VTL, Inc shall enter into the German Asset Lease within five (5) Business Days of the date hereof. Having at the date hereof already agreed all material points dealt with in its provisions, the parties agree they will use their best endeavours to finalise this document without delay and in any event within such period.

2.4	With respect to Germany, and subject as provided in Clause 4.9, Viatel German Asset GmbH and VTL, Inc shall also enter into the GND Asset Transfer within five (5) Business Days of the date hereof. Having at the date hereof already agreed all material points dealt with in its provisions, the parties agree they will use their best endeavours to finalise this document without delay and in any event within such period.

2.5	In support of the transactions referred to in Clauses 2.1 to 2.3 inclusive, and for the consideration referred to in Clause 9.1 and specified in Schedule X, VTL-TP hereby relinquishes its rights in the VTL-TP Capacity to the extent only necessary to enable Viatel to perform its obligations under this Agreement.

2.6	Following Completion, it being acknowledged by both parties that in order for the Viatel Group Companies to be able to perfect the rights, titles and interests expressed to be granted or made available to, or conferred on, GV Group Companies with respect to the Viatel Transferred Assets under the Transaction Documents, the Viatel Group Companies would be obliged to seek and obtain consents and agreements from other persons including landowners, and that these consents and agreements have not so far been fully identified or obtained, the parties will cooperate and exchange opinions at their own expense with a view to identifying and understanding any perceived defects and other problems with respect to the title and other rights of Viatel Group Companies in and in relation to the Viatel Transferred Assets. The parties will then try to agree ways of resolving or overcoming such issues and an approach and terms for its implementation and Viatel will use all reasonable endeavours to obtain and procure those consents and agreements which the parties agree are material and desirable.

Global Voice shall consult Viatel prior to communicating with any owner of rights in or over land relevant to the Viatel Transferred Assets, with respect to matters of the kind mentioned in this Clause 2.6.

For the avoidance of any doubt, as the ‘Viatel Transferred Assets’ do not include those assets the subject of the GND Asset Transfer, the provisions of this Clause 2.6 shall not apply to the GND Asset Transfer or its subject matter.

2.7	Viatel hereby undertakes not knowingly to do any voluntary act or omission with respect to any contract or other arrangement between a Viatel Group Company and any other person which would result in premature termination of rights granted under such contract or arrangement which rights relate to or affect any proprietary interest of a GV Group Company (including any leasehold interest) in any of the Viatel Transferred Assets.

2.8	With respect to any of the Viatel Transferred Assets which at the date hereof are leased to a Viatel Group Company by any other person, to the extent that such Viatel Group Company has at any time the right to renew or extend the relevant third party lease and chooses to do so, Viatel shall consult Global Voice in such connection and, if so requested by Global Voice, use its reasonable endeavours to procure a similar renewal or extension of the rights granted to the relevant GV Group Company under this Agreement in respect of such assets. (The costs of obtaining such renewal or extension, and of any necessary consents in such connection, shall be shared by the parties in proportion to their respective interests in the subject matter of such renewal or extension). In the event that such Viatel Group Company shall choose not to extend or renew such third party leases then Viatel will, if so requested by Global Voice, use its reasonable endeavours to procure that the relevant GV Group Company be granted a renewal or extension of its equivalent rights on as near as practicable such terms as would have been available to the Viatel Group Company concerned. Any and all costs and expenses of any such renewal or extension shall be borne by Global Voice.

For the purposes of this sub-clause 2.8, the words “leased”, “leases” and “lease” shall include rights under agreements between any Viatel Group Company and other persons subject to definite duration and/or terminable by the grantor, which give any Viatel Group Company rights and/or interests in or over ducts or cables, and any rights to install and maintain such ducts or cables on, under or over land.

2.9	Viatel agrees to grant or procure the grant by Viatel Group Companies to Global Voice or any of its designated GV Group Companies of communications capacity (determined by the cards and slots utilised by GV Group Companies) over Viatel Retained Assets and the right to connect their equipment to such Viatel Retained Assets through installing line cards in Viatel’s own transmission equipment on the following terms:
2.9.1	the installation and ongoing support work shall be carried out by Viatel on behalf and for the cost (to be charged for the relevant activities as specified below) of the relevant GV Group Company;

2.9.2	the relevant GV Group Company shall obtain and pay for all cards and other equipment, racks and rack space, which it requires to have installed or to use for such purpose; and

2.9.3	Viatel shall provide to GV Group Companies free of charge slots (for installation of cards) in its transmission equipment up to the limits specified below, namely:

EIs:	maximum of 20 slots per city

DS3s:	maximum of 5 slots per city

STMIs:	maximum of 2 slots per city in Frankfurt, Düsseldorf, Mannheim London and Paris; 8 per city in all other city networks

STM16:	maximum of 1 slot per city (as one long-distance circuit or multiple short hops), with additional chassis to be charged for by Viatel at cost plus 15% or procured separately by GV Group Companies.
For the avoidance of any doubt, one slot is required either to originate or terminate a circuit.
2.9.4	For the above purposes:
(a)	“city” means, unless otherwise stated, each and any of the following:-

London	Düsseldorf

Paris	Mannheim

Amsterdam	Frankfurt

Brussels	Strasbourg
(b)	costs of activities as referred to in Clause 2.9.1 shall be determined as follows:
•	Circuit-provisioning activity on Nortel transmission equipment and support systems, at an hourly rate of £45 per hour and capped at £2,000 per circuit;

•	‘Trouble-ticket’ resolution related to GV circuits, at an hourly rate of £45 per hour;

•	Engineering time to design and implement new Nortel chassis purchased by GV, at an hourly rate of £80 per hour and no more than £3,000 per chassis.

All of the above rates shall be subject to inflation-linked increases as detailed in Schedule IX.
2.10	The Viatel Warranties shall apply to the Viatel Transferred Assets subject as provided in the Viatel Disclosure Letter and to the qualifications, limitations and exceptions in Part II of Schedule VI.

2.11	On Completion all risks in relation to the Viatel Transferred Assets shall pass respectively to each of the GV Group Companies. As a consequence, and for the avoidance of any doubt, in the event that at any time after Completion any of the Viatel Transferred Assets shall be damaged or destroyed (other than as a consequence of the negligence or default of Viatel, its employees or agents), their repair or replacement shall be the sole responsibility and at the cost of the GV Group Companies. Except in any case where the damage or destruction has been caused by the negligence or default of Viatel, its employees or agents, to the extent that any such damaged Viatel Transferred Assets shall not be repaired by Global Voice, the Warranties and obligations of Viatel and of other Viatel Group Companies under the Transaction Documents shall be deemed modified and qualified accordingly and to the extent that any destroyed Viatel Transferred Assets shall not be replaced they shall be deemed excluded therefrom.

In any case where the Viatel Transferred Assets are so damaged or destroyed and in order to pursue its claims(s) as a consequence Global Voice or any GV Group Company requires the assistance of Viatel or any other Viatel Group Company in lending its name to any such claim(s) or proceedings in pursuit thereof, on the request of Global Voice Viatel shall lend its name (or procure the relevant Viatel Group Company lends its name) and give all such reasonable assistance in such connection, all at the cost and expense of Global Voice or the relevant other GV Group Company.

In any case where the Viatel Transferred Assets and the Viatel Retained Assets shall be damaged or destroyed as a consequence of the same incident or series of incidents, the parties shall consult and cooperate and seek agreement on the most cost-effective and efficient way of managing and pursuing their claims against other persons with respect to such incident(s).

3	GLOBAL VOICE RIGHTS OF ACCESS TO VIATEL SITES AND VIATEL TRANSFERRED ASSETS

3.1	Global Voice and its relevant GV Group Companies shall have the right to access and occupy space in the Viatel Sites (as such space is identified in Schedule VII) upon the terms of the Site Lease Agreement for the relevant country subject as follows:
3.1.1	each Site Lease Agreement shall confer a leasehold interest or nearest equivalent under local applicable law, and be subject to the requirements of local applicable law, landlords’ consents and/or requirements, and covenants or other obligations or restrictions affecting Viatel or its relevant Group Company’s title;

3.1.2	in the case of sites where Viatel has freehold or other full ownership rights Viatel or the relevant Viatel Group Company in the relevant country shall enter into a Site Lease Agreement on Completion. In all other cases, prior to the execution of a Site Lease Agreement, Viatel shall use reasonable endeavours and the parties shall cooperate and give each other reasonable assistance in order to obtain any consents or permits necessary to ensure that entry into that Site Lease and granting Global Voice access to the relevant Viatel Site will not put Viatel in breach of any contractual or other obligation to a third party property owner or otherwise;

3.1.3	Global Voice shall bear and agree to indemnify Viatel against any costs or charges incurred or demanded for the grant of such consents or permits, provided that Viatel shall have consulted with Global Voice on any such amounts which exceed €5,000.

3.1.4	pending obtaining such consents or permits and entry into a Site Lease Agreement in any particular case, to the extent legally permissible Viatel shall enter into a Licence Agreement, provided such entry does not put Viatel in breach as mentioned above.
3.2	Without limitation to any of its rights and obligations under the Network Operational Agreement, and subject to its compliance with the Access Procedures as defined in the Network Operational Agreement, it is agreed that Global Voice shall have access to, and the right to use up to one-half of the space in, all Viatel Shared Chambers as from the date of Completion. In the event that one-half of such space is not available due to existing use, the Operations Committee shall meet to determine the allocation of equivalent alternative space.

3.3	All other obligations, terms and conditions applicable to Global Voice’s access to the Viatel Transferred Assets are set out in the Network Operational Agreement.

4	GLOBAL VOICE FIBRE TRANSFERS

4.1	Subject as provided in Clause 4.2, Global Voice and/or relevant GV Group Companies shall grant to VTL (UK) Limited in the UK, Viatel Global Communications BV in the Netherlands and VTL Telecom GmbH in Germany title to, or other equivalent of full ownership as is specified in the relevant GV Fibre Transfer Agreements, five (5) fibre pairs in the respective portion(s) of the GV Network detailed in Schedule VIII in accordance with the delivery allocation and on the terms set out in Clause 4.4 as well as the provisions of Clause 4.8.

4.2	In the case of the portions of the GV Network in the UK and described in the GV Fibre Transfer Agreement applicable to the UK, the sale and transfer of five (5) fibre pairs to VTL (UK) Limited shall be subject to the particular arrangements and terms and conditions set out therein.

4.3	The grants in Clause 4.1 shall be assured and perfected by the entry by Global Voice, with each of the Viatel Group Companies specified in Clause 4.1, into the GV Fibre Transfer Agreements.

4.4	The delivery allocation referred to in Clause 4.1 is as follows:
4.4.1	those fibre pairs identified in the GV Fibre Transfer Agreements for sale and transfer as of Completion, on Completion; and

4.4.2	the remaining fibre pairs, as so identified, on 2 January 2007.
4.5	On the date of signing of this Agreement, Global Voice shall deliver to Viatel the GV Fibre Transfer Agreement for the UK duly executed by Global Voice Networks Limited. Within five (5) Business Days of the date hereof Global Voice shall procure delivery to Viatel of the other two (2) GV Fibre Transfer Agreements(s) (for the Netherlands and Germany) duly executed by the relevant GV Group Company. Having at the date hereof already agreed all material points dealt with in their provisions (save in respect of the Netherlands, which agreement will be in substantially the same form as the GV Fibre Transfer Agreement for the UK), the parties agree they will use their best endeavours to finalise these documents without delay and in any event within such period.

4.6	On Completion or (in the case of the fibre pairs referred to in Clause 4.4.2) on delivery of fibre pairs to Viatel under the relevant GV Fibre Transfer Agreements, property and risk in the five (5) fibre pairs referred to in this Clause 4 shall pass to Viatel.

4.7	Global Voice hereby undertakes not knowingly to do or omit to do anything that would adversely affect the rights and interests granted to Viatel under the GV Fibre Transfer Agreement(s) in the period from the date of this Agreement to 2 January 2007 and, in particular, not to grant to any other person ownership or other rights or interests in the fibres so allocated.

4.8	The GV Warranties in Part III of Schedule VI shall apply to the rights and interests granted to Viatel under the GV Fibre Transfer Agreement(s) subject as provided in the GV Disclosure Letter and to the qualifications, limitations and exceptions in Part IV of that Schedule, save that the period for notice of any Warranty Claim in respect of the fibres referred to in Clause 4.4.2 shall run from 2 January 2007 to 31 July 2008 and paragraph 3 of Part IV of Schedule VI shall be construed accordingly.

4.9	Following Completion, it being acknowledged by both parties that in order for Global Voice to be able to perfect the rights, titles and interests expressed to be granted or made available to, or conferred on, Viatel under the Transaction Documents, Global Voice would be obliged to seek and obtain consents and agreements from other persons including landowners, and that these consents and agreements have not so far been fully identified or obtained, the parties will cooperate and exchange opinions at their own expense with a view to identifying and understanding any perceived defects and other problems with respect to the title and other rights of Global Voice and GV Group

Companies in and over the GV Transferred Assets. The parties will then try to agree ways of resolving or overcoming such issues and an approach and terms for its implementation and Global Voice will use all reasonable endeavours to obtain those consents and agreements which the parties agree are material and desirable.

4.10	Global Voice hereby undertakes not knowingly to and shall procure that the other GV Group Companies do not knowingly do any voluntary act or omission with respect to any contract or other arrangement between a GV Group Company and any other person which would result in premature termination of rights granted under such contract or arrangement which rights relate to or affect any proprietary interest of Viatel (including any leasehold interest) in any of the GV Transferred Assets.

4.11	Global Voice shall procure the grant to VTL Telecom GmbH of indefeasible rights of use in three dark fibre pairs comprised in the assets the subject of the GND Asset Transfer, for the period(s) and in accordance with the terms and conditions contained in the German Option and together with rights to colocation and other operational space in points of presence and other telecommunications facilities as provided for in the German Option. Global Voice shall provide maintenance services with respect to such fibre pairs using reasonable care and skill and in accordance with good telecommunications industry practice and which services shall be similar or equivalent to the GV Core Operational Services as defined in the Network Operational Agreement PROVIDED THAT such services shall be at Global Voice’s cost and free of charge to Viatel for a period of ten years from the date of provision in each case of such fibre pairs to Viatel. Thereafter Viatel shall be obliged to pay its fair pro rata proportion of Global Voice’s relevant maintenance costs with respect to such services, in default of which either party may terminate on notice the provision of maintenance services with respect to the fibre pairs in question.

4.12	Global Voice shall charge to the Viatel Group Companies and Viatel shall procure that they pay to Global Voice, as from the date of execution and delivery of the GV Fibre Transfer Agreements in each case, the pro rata share of Global Voice’s reasonable maintenance costs associated with the GV Transferred Assets PROVIDED THAT the liability of the Viatel Group Companies for such costs shall not together exceed in aggregate €70,000 in any calendar year. Such maximum shall be subject to inflation-linked increases as detailed in Schedule IX.

4.13	Global Voice shall provide to or procure for Viatel Group Companies access to GV On-Net Buildings at preferential pricing. For such purpose the parties have agreed that, as of Completion (or as soon as is reasonably practicable thereafter), Global Voice will provide to Viatel Group Companies access to those GV On-Net Buildings listed in Schedule XII at the respective costs specified in such schedule. Viatel and any of its Group Companies shall also have the right, at any time, to request the provision of access to GV Off-Net Buildings at cost plus 15%.

All other rights, obligations, terms and conditions applicable to Viatel Group Companies’ access to the GV Transferred Assets are set out in the Network Operational Agreement.

4.14	Global Voice shall on the request of Viatel at any time offer or procure the offer by GV Group Companies to Viatel or any of Viatel’s Group Companies of (at Viatel’s option) title to or a lease of a maximum two further fibre pairs per city (the number requested to be determined by Viatel at its discretion) for a period of ten (10) years less one (1) day over those parts of the GV Network where, as at the date of Completion, GV Group Companies have installed fibres. Such fibre pairs shall be at a price representing the best price offered or sold to any person who or which is not a GV Group Company during the 18 months prior to such offer to Viatel being made and Global Voice shall thereafter maintain or procure maintenance of its pricing as the best price so offered to any non-GV Group Company at any time. All other terms applicable shall be in accordance with the terms set out in the GV Fibre Transfer Agreements.

4.15	With respect to parts of the GV Network from time to time developed or acquired by GV Group Companies after the date hereof, on the request of any Viatel Group Company at any time Global Voice shall offer or procure the offer by GV Group Companies to Viatel or any of the Viatel Group Companies of (at Viatel’s option) title to or a lease for a period of ten (10) years less one (1) day of a maximum two further fibre pairs per city (the number requested to be determined by Viatel at its discretion) wherever Global Voice or any relevant GV Group Company shall have fibres available for such purpose. Such offer shall be at the same price as is mentioned in Clause 4.14

4.16	Global Voice shall provide to Viatel at six-monthly intervals information on any planned build-out of fibre (excluding customer-specific or confidential build-outs) in any section of the GV Network and shall, whenever requested by Viatel, confirm the availability of fibre pairs on the GV Network and the applicable best pricing providing, if so required by Viatel, appropriate documentary evidence to support such pricing.

4.17	Global Voice shall provide or procure through GV Group Companies access for Viatel Group Companies with respect to fibre pairs sold or leased pursuant to Clauses 4.15 and 4.16 upon Global Voice’s standard terms and conditions for access to land and buildings provided that GV Group Companies shall be under no obligation to grant rights of access any greater than those enjoyed by GV Group Companies themselves.

5	OPTIONS

Viatel and Global Voice shall each procure entry by the relevant (for each country) Viatel Group Companies with the GV Group Companies into the relevant Option and Transfer Agreements.

6	RIGHTS OF VIATEL IN VIATEL TRANSFERRED ASSETS

6.1	In the event that, with respect to a particular sub-duct or duct comprised in the Viatel Transferred Assets and identified by reference to this Clause in any of Schedules II B, III

B or IV B, Global Voice or another GV Group Company shall decide to install one or more cables in its last sub-duct or (if there shall be no sub-ducts) duct available for installation of cables(s), Global Voice shall or shall procure that before so doing it shall inform Viatel by notice in writing and there shall be a period of not less than thirty (30) days for discussion between the parties with a view to Viatel deciding whether or not it would wish to have its own cable(s) installed in the relevant sub-duct or duct.

6.2	In the event that, with respect to any particular duct comprised in the Viatel Transferred Assets and identified by reference to this Clause in any of Schedules II B, III B or IV B, which duct is the last duct available for installation of cable(s), Global Voice or another GV Group Company shall decide to install one or more sub-ducts in such duct, Global Voice shall or shall procure that before so doing it shall inform Viatel by notice in writing and there shall be a period of not less than thirty (30) days for discussion between the parties with a view to Viatel deciding whether or not it would wish to have its own sub-ducts installed in the relevant duct and, where applicable, cables in those sub-ducts.

6.3	Where Viatel decides it does wish to install its own cable(s) and/or sub-ducts pursuant to Clause(s) 6.1 and/or 6.2, it shall so inform Global Voice as soon as practicable and, before Global Voice or another GV Group Company installs its own cable and/or sub-ducts (as the case may be), the parties shall in good faith and acting reasonably negotiate the terms of an arrangement for such work and the allocation of costs and/or discuss and agree the detailed procedures in the Operations Committee.

7	BENEFIT OF CUSTOMER CONTRACTS

7.1	In consideration of the payments specified in Schedule X and other good and valuable consideration provided to Viatel hereunder, Viatel shall remit or procure remittance to Global Voice of the receipts arising from the Customer Contracts (excluding VAT) and after deduction of the cost items as specified in Schedule I (“Contract Payments”). For the avoidance of doubt, the Customer Contracts will continue to be performed by the Viatel Group Companies.

7.2	Viatel shall pay the Contract Payments to Global Voice monthly.

8	NETWORK OPERATIONAL AGREEMENT

At Completion the parties shall enter into the Network Operational Agreement.

9	CONSIDERATION PAYMENTS AND PAYMENT PROCEDURES

9.1	In consideration of the rights granted and to be procured by Viatel under Clauses 2, 5 and 7, on Completion Global Voice shall pay to the Viatel Group Companies party to the Transaction Documents the aggregate amount of €18.5 million in cash divided between the Viatel Group Companies listed in Schedule X in the amounts set out therein.

9.2	In consideration of Viatel’s agreement to enter into the Network Operational Agreement, the Site Lease Agreements and the Licence Agreements and as from the expiry of a period of twelve (12) months from the date of Completion, Global Voice shall pay to VTL-TP amounts equivalent to one-half of the total Operating Costs (“Operating Charges”) subject as follows:
9.2.1	the Operating Charges shall be subject to an annual maximum of €4.1 million, which maximum shall itself be subject to increase according to any cost increases imposed on Viatel through inflation mechanisms in (i) contracts and (ii) other arrangements with its suppliers;

9.2.2	the Operating Charges shall be paid monthly in advance in equal instalments and shall be set according to a budget agreed in writing for Viatel’s total Operating Costs by the parties prior to January in each year (the “Budget”);

9.2.3	pending the parties’ agreement on the Budget, Global Voice agrees to pay, as a minimum in each twelve (12) month period commencing on and from the first anniversary of the date of Completion, the Operating Charges applicable to the previous twelve (12) month period. In respect of the first twelve (12) month period for which Global Voice is liable to pay Operating Charges, Global Voice shall pay, in respect thereof, in twelve (12) equal (or as equal as may be) monthly instalments, one-half of the total Operating Costs set out in the Budget as agreed by the parties for that period or, in the absence of such agreement, €4.1 million;

9.2.4	there shall be a reconciliation of Operating Charges paid against actual Operating Costs at or as soon as practicable after the end of each half-year, with appropriate adjustment for cost increases or decreases not included or anticipated in the Budget for that year and appropriate balancing payments or credits then to be made or provided by one party to the other as appropriate;

9.2.5	in the event the parties shall fail in any year to reach agreement on the Budget, the matter shall be escalated to the Chief Financial Officer of both parties and, if they shall be unable to resolve the matter, to the Chief Executive Officer of each party; and

9.2.6	if those Officers shall also be unable to reach agreement, the parties will attempt to settle it by mediation in accordance with the CEDR Model Mediation Procedure which Procedure is deemed to be incorporated by reference into this Clause. Unless otherwise agreed by the parties, the mediator will be nominated by CEDR.

9.2.7	Where the parties cannot settle the matter by mediation, the matter shall be referred by either party for determination to:
9.2.7.1	a person agreed by the parties; or

9.2.7.2	in default of agreement within five (5) days of a notice from either party to the other calling upon the other so to agree, a person chosen on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales.
9.2.8	Such person:
9.2.8.1	shall act as an expert and not as an arbitrator;

9.2.8.2	shall decide on the procedure to be followed in the determination (provided that, in any event, he shall give all parties the full opportunity of making such representations as they may reasonably require) and be required to deliver his determination in writing to the parties within four (4) weeks of this appointment.
9.2.9	In the absence of manifest error or fraud, the decision of such expert shall be final and binding. The costs of such expert shall be allocated for payment by either or both of the parties in the expert’s discretion. In default of determination by the expert on costs these shall be borne equally by the parties. Each party shall provide to the expert all information and documents reasonably requested by him to aid his determination of the matter.
9.3	Within four (4) weeks following the end of each calendar quarter during the Term, Viatel shall send to the relevant GV Group Company at the address specified in Clause 19.2, or such other address notified to Viatel for this purpose, a statement showing in reasonable detail the Operating Costs incurred and paid by Viatel for the preceding calendar quarter.

9.4	In the event that, whether through a court judgment, settlement of legal proceedings or agreement being reached by Viatel Operations S.A. with relevant landowners and/or owners of the public domain, fees become, and/or are deemed retrospectively to have been, payable and due for payment by Viatel Operations S.A. for rights of way with respect to the infrastructure constituting or supporting any of the French Network Assets (including any fees that might be or become payable, with respect to the French Transferred Assets, to any of Voies Navigable de France, Ville de Paris and SAGEP or any related entity of any of those organisations as a result of the legal proceedings existing at the date of this Agreement, to which Viatel Operations SA is a party), Global Voice shall pay and reimburse to Viatel, within thirty (30) days of the date of a duly itemised invoice from Viatel, half such fees from time to time arising as from the date of Completion subject to a maximum €1,276,000 per annum PROVIDED THAT prior to any such settlement or agreement Viatel will, so far as reasonably practicable, have consulted Global Voice with relevant details of the proposal.

9.5	The parties shall use and continue to use all reasonable endeavours to reduce the operational overheads relating both to the Viatel Transferred Assets and the Viatel Retained Assets during the twelve (12) months following Completion and, in particular, Viatel shall procure implementation of all reasonable suggestions by Global Voice which result in the reduction of overheads on the Viatel Transferred Assets, provided that Viatel shall be under no obligation to procure any such suggested action which it reasonably considers may adversely impact on the provision of Viatel Services and/or increase the operating costs associated with the rest of the Viatel Network, and provided further that Global Voice will reimburse promptly on request to Viatel or as Viatel directs such proportion of the costs Viatel reasonably incurs in undertaking any such action as relates to the proportion of the overall savings applicable to Global Voice.

9.6	Global Voice will be responsible for and discharge all costs and expenses which are incurred by, or on behalf or at the request of, Global Voice in connection with the Viatel Transferred Assets (excluding services forming part of the Viatel Core Operational Services (as defined in the Network Operational Agreement)) and/or the provision of services by Global Voice including making any additional fibres operational and/or supporting additional customer business, provided that where any such costs are not directly incurred by Global Voice, such costs are at all times approved in writing in advance by Global Voice.

9.7	All the consideration specified in and payable to the Viatel Group Companies under this Agreement is net of all taxes, duties, levies and withholdings of any nature wheresoever created or imposed and, without limitation to the generality of the foregoing, Global Voice shall be responsible and liable for all charges, commissions, stamp duties, sales and transfer tax (including Value Added Tax) or their equivalent in any relevant jurisdiction, which may arise or be levied on or as a result of and/or in consequence of this Agreement and the Transaction Documents, excepting the GV Fibre Transfer Agreements. As soon as practicable after the date hereof and prior to Completion the parties shall agree upon appropriate valuations of the Viatel Transferred Assets and of the GV Transferred Assets to apply for the purposes of all such taxes, duties and other levies. Global Voice shall procure that Value Added Tax payable by any GV Group Company with respect or pursuant to any of the Transaction Documents shall be paid by it promptly on presentation of the appropriate tax invoice.

9.8	If either party (the “Defaulting Party”) fails to pay by the due date any amount payable by it under this Agreement, the other party shall be entitled but not obliged to charge the Defaulting Party interest on the overdue amount, payable by the Defaulting Party immediately on demand, from the due date up to the date of actual payment, after as well as before judgment, at the rate of 5 per cent per annum above the base rate for the time being of Barclays Bank. Such interest shall accrue on a daily basis and be compounded quarterly.

9.9	Each party shall nominate a place of business at which it shall keep separate, complete and accurate books of account and records of all its costs and expenses which relate to or affect the provisions of Clauses 4.12, 7.1, 9.2, 9.4 and 9.6 of this Agreement (“Records”). A party shall nominate a place of business for the purpose of this Clause 9.9 by notice given to the other party in accordance with Clause 19. Each party shall procure that the other party’s representatives have reasonable access to its principal place of business to inspect and audit the Records (with the right to make copies and take excerpts) upon reasonable notice during normal business hours during and up to three (3) years after issue of any relevant invoice under or in respect of the Clauses referred to above. Any dispute as to the Records or their contents shall be referred to and resolved by the decision of a single independent chartered accountant whose decision shall be final and binding and who shall be appointed by agreement between the parties, such agreement not to be unreasonably withheld or delayed. In the event of their failure to agree on such appointment the accountant shall be appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales.

9.10	Subject as provided in Clause 9.7, all payments referred to in this Agreement and in the Transaction Documents are stated exclusive of value added tax and all other similar taxes and duties payable in respect of such payments. References in this Clause 9.10 to “payments” include non-cash consideration and expressions bearing the same meaning shall be construed accordingly.

9.11	Viatel shall have the right, but not be obliged, at any time or times without notice to Global Voice, to set off any liability of Global Voice under Clause 9 to Viatel against any liability of Viatel under Clause 7 (in either case howsoever arising and whether any such liability is due and payable or will become payable at a later date, actual or contingent, liquidated or unliquidated and irrespective of the currency of its denomination) and may for such purpose convert or exchange any currency. Any exercise by Viatel of its rights under this clause shall be without prejudice to any rights or remedies available to Viatel or Global Voice under this Agreement or otherwise.

9.12	Save as provided in Clauses 7.1 and 9.11, all amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law and neither party shall be entitled to assert any credit, set-off, deduction, counterclaim or abatement of any nature whatsoever against the other party in order to justify withholding payment of any such amount in whole or in part.

10	NEW EQUIPMENT COMPANY

10.1	As soon as practicable after Completion, Global Voice and Viatel shall form a company (the “Equipment Company”) for the sole purpose of acquiring new equipment to replace existing equipment used over the Viatel Network (the “New Equipment”), such New Equipment to be agreed between Global Voice and Viatel upon incorporation of the Equipment Company and/or in accordance with agreed applicable procedures set out in the Shareholders Agreement. For the avoidance of any doubt, if the parties shall fail so to agree, they shall each be free to procure New Equipment independently.

11	COMPLETION

11.1	Completion of this Agreement shall take place at the offices of Olswang, 90 High Holborn, London WC1V 6XX on the later of two (2) Business Days following (a) this Agreement coming into full force and effect pursuant to the Escrow Agreement between the parties and their respective Solicitors dated the date hereof and (b) approval of this Agreement by the Shareholders of Viatel. At such Completion:
11.1.1	The parties shall execute:
•	the Network Operational Agreement;

•	the Shareholders Agreement;

•	such Licence Agreements and/or Site Leases which the parties have identified do not require the consent of any other person, and
11.1.2	The payments referred to in Clause 9.1 shall be made.
11.2	Contemporaneous with Completion in London, there shall be completion meetings at the offices of Viatel’s lawyers in Brussels, The Hague, Frankfurt and Paris at which, subject to proper conclusion of all local formalities and other legal requirements, the Network Leases, the Option and Transfer Agreements, the GND Asset Transfer and the GV Fibre Transfer Agreements in respect of Germany, the Netherlands and the UK will also be completed.

11.3	In the event that Completion shall not have taken place by either 31 July 2006 or such later date as may be the subject of the last notice given by Viatel to Global Voice under paragraph 5 of the Escrow Agreement referred to in Clause 11.1, this Agreement shall lapse and be of no further force and effect, though without prejudice to any accrued rights or liabilities arising under this Agreement. Global Voice acknowledges that Viatel gives no assurance, undertaking or warranty that approval as referred to in Clause 11.1(b) will be obtained and Viatel shall have no liability in respect of such approval not being forthcoming.

11.4	Each party undertakes to the other that, pending Completion, it will not enter into any contractual or other arrangements or incur any liabilities in anticipation of Completion or whose purpose or realisation is dependent on Completion taking place. In the event this undertaking is breached by either party, subject always to the provisions of Clause 13, the party in breach shall have no claim against the other party for any costs, expenses or other losses arising as a direct or indirect consequence.

12	WARRANTIES

12.1	Subject as provided in the Viatel Disclosure Letter or the GV Disclosure Letter as appropriate, Viatel and Global Voice each respectively warrants and represents to the other in the terms and subject to the limitations set out in Schedule VI.

12.2	Except as expressly stated in this Agreement and the other Transaction Documents, all warranties and conditions by either party (including warranties and conditions as to fitness for purpose and description), whether express or implied by statute, common law or otherwise are hereby excluded to the extent permitted by law.

13	LIMITATION OF LIABILITY

13.1	Nothing in this Agreement shall limit liability for death or personal injury resulting from either party’s negligence or for fraud.

13.2	Subject as provided in Parts II and IV of Schedule VI, the aggregate liability of either party and its Group Companies in respect of any loss or damage suffered by the other party and any of its Group Companies and arising out of or in connection with this Agreement and any of the other Transaction Documents, including Warranty Claims, and whether in contract, tort (including negligence) or for breach of statutory duty or in any other way, shall not exceed twenty million euros (€20,000,000).

13.3	A party shall not be liable, in contract, tort (including negligence) or for breach of statutory duty or in any other way under or pursuant to this Agreement and the other Transaction Documents for:
13.3.1	in the case of Viatel, any failure or inability to obtain any consent or agreement as referred to in Clause 2.6;

13.3.2	in the case of Global Voice, any failure or inability to obtain any consent or agreement as referred to in Clause 4.9;

13.3.3	any loss arising from or in connection with loss of revenues, profits, contracts or business or failure to realise anticipated savings; or

13.3.4	any loss of goodwill or reputation; or

13.3.5	any indirect or consequential losses
suffered or incurred by the other party arising out of or in connection with any matter under this Agreement.

14	DURATION AND TERMINATION

This Agreement shall come into force on the date of this Agreement and shall continue until the end of the Term.

15	ASSIGNMENT

15.1	Except as provided in this Clause 15, no party shall without the prior written consent (such consent not to be unreasonably withheld or delayed) of the other party assign or transfer at law, sub-license or deal in any other manner with this Agreement or any rights under this Agreement, or sub-contract any or all of its obligations under this Agreement or purport to do any of the same. Any purported assignment or other dealing in breach of this Clause shall confer no rights on the purported assignee.

15.2	Notwithstanding Clause 15.1, either party shall be entitled, upon giving notice to the other party, to assign its rights under this Agreement to any Group Company, provided that the assignor shall procure that the assignee shall assign those rights to a continuing Group Company immediately prior to ceasing to be a Group Company of the original assignor and shall give the other party prior written notice of this. Any such assignment shall not relieve the assignor of any of its obligations under this Agreement and shall be made on terms that the assignee acknowledges that the other party may continue to deal exclusively with the assignor in respect of all matters relating to this Agreement unless and until the assignee notifies the other party that it is exercising its rights as assignee.

15.3	For the avoidance of doubt, nothing in this Clause 15 shall restrict either party’s or its Group Company’s right to assign, transfer, sub-license, sub-lease or otherwise deal with any ducts, cables and/or fibres under a Network Lease, the GV Fibre Transfer Agreement and the GND Asset Transfer or restrict their rights to deal in the Viatel Transferred Assets, or Viatel’s rights to deal in the GV Transferred Assets, in accordance with any provisions as to assignment (and other such dealings) in any such agreement PROVIDED THAT where such agreements refer as a condition of such right to the obligation on the assigning, transferring, licensing or leasing party in question to procure the counter-party’s entry into a deed of covenant, such deed shall be in the form or substantially in the form (adapted to fit the facts and circumstances) set out in Schedule XIV. Any such assignment or other dealing shall not relieve the assignor in each case of any of its obligations under the relevant agreement and shall be made on terms that the assignee acknowledges that the other party to this Agreement may continue to deal exclusively with the assignor in respect of all matters relating thereto unless and until the assignee notifies the other party that it is exercising its rights as assignee.

15.4	For the avoidance of doubt, nothing in Clause 15.3 or in any deed of covenant entered into pursuant to Clause 15.3 shall cause any change or difference to the rights, obligations and arrangements between Viatel and Global Voice under the Network Operational Agreement. In particular, Global Voice shall remain responsible to Viatel under the Network Operational Agreement for the costs of and charges for any services provided by any Viatel Group Company for the benefit of any customer of any GV Group Company who has entered into a deed of covenant as referred to in Clause 15.3. Global Voice acknowledges that neither Viatel nor any other Viatel Group Company shall be under any obligation to provide any service under the Network Operational Agreement (or otherwise) direct to any such GV Group customer.

16	CONFIDENTIALITY

16.1	Each party undertakes that it will not at any time hereafter use, divulge or communicate to any person, except to its professional representatives or advisers or as may be required by law or any legal or regulatory authority, the terms and conditions of this Agreement or any confidential information concerning the business or affairs of the other party or of any member of the group of companies to which the other party belongs which may have or may in the future come to its knowledge and each of the parties shall use its reasonable endeavours to prevent the publication or disclosure of any confidential information concerning such matters. Any request or direction of any legal or regulatory authority to disclose any such confidential information shall, unless prevented by applicable law, be notified promptly before compliance to the other party who shall be given reasonable opportunity to resist. No party shall use any such confidential information except for the performance of this Agreement.

16.2	The provisions of Clause 16.1 shall not apply to information which:
16.2.1	is or becomes generally available to the public otherwise than as a direct or indirect result of disclosure by the receiving party or a person employed or engaged by the receiving party contrary to their respective obligations of confidentiality; or

16.2.2	is or was made available or becomes available to the receiving party otherwise than pursuant to this Agreement and free of any restrictions as to its use or disclosure.
16.3	No party shall make any announcement relating to this Agreement or its subject matter without the prior written approval of the other parties except as required by law or by any legal or regulatory authority.

17	NON-SOLICITATION

17.1	Global Voice hereby undertakes, for a period of three years commencing on the date of Completion, not to employ or engage the services of, nor solicit or attempt to entice away from Viatel, any senior person employed by Viatel during the two years prior to the date of this Agreement.

17.2	Viatel hereby undertakes, for a period of three years commencing on the date of Completion, not to employ or engage the services of, nor solicit or attempt to entice away from Global Voice, any senior person employed by Global Voice during the two years prior to the date of this Agreement.

18	FORCE MAJEURE

18.1	In this Agreement, “force majeure” shall mean any cause preventing either party from performing any or all of its obligations under any of the Transaction Documents which arises from or is attributable to change or imposition of any law or any governmental order, rule, regulation or direction, or nuclear or other accident of any kind, acts of God, war or terrorist activity, riot, civil commotion, malicious damage, fire, flood or storm.

18.2	If either party is prevented from performance of any of its obligations under any of the Transaction Documents by force majeure, that party (the “Claiming Party”) shall as soon as reasonably possible and in any event within one (1) Business Day after commencement of the force majeure serve notice in writing on the other party specifying the nature and extent of the circumstances giving rise to force majeure, and shall subject to service of such notice have no liability in respect of any delay in performance or any non-performance of any such obligation save for any payment obligation which shall continue in full force and effect (and the time for performance shall be extended accordingly) to the extent that the delay or non-performance is due to force majeure.

19	NOTICES

19.1	Any notice given under this Agreement shall be in writing and shall be served by hand delivering it or sending it by prepaid recorded or special delivery post or prepaid international recorded airmail or fax to the address and for the attention of the relevant party set out in Clause 19.2 (or as otherwise notified by that party hereunder). Any such notice shall be deemed to have been received:
19.1.1	if hand delivered or sent by prepaid recorded or special delivery post or prepaid international recorded airmail, at the time of delivery;

19.1.2	in the case of fax, at the time of transmission.
Provided that if deemed receipt occurs before 9.00 a.m. on a Business Day the notice shall be deemed to have been received at 9.00 a.m. on that day, and if deemed receipt occurs after 5.00 p.m. on a Business Day, or on any day which is not a Business Day, the notice shall be deemed to have been received at 9.00 a.m. on the next Business Day. For the purpose of this Clause, “Business Day” means any day which is not a Saturday, a Sunday or a public holiday in the place at or to which the notice is left or sent and references to any time shall be to local time of the recipient.

19.2	The addresses and fax numbers of the parties for the purposes of Clause 19.1 are:

Viatel Holding (Bermuda) Limited

Address:	c/o VTL (UK) Limited, Incubon House, Wick Road, Egham, Surrey TW20 0HR

For the attention of:	Group General Counsel

Fax number:	+44 (0) 1784 494 281
With a courtesy copy to Olswang, 90 High Holborn, London WC1V 6XX, for the attention of Colin Long

VTL-TP (Bermuda) Limited

Address:	c/o VTL (UK) Limited, Incubon House, Wick Road, Egham, Surrey TW20 0HR

For the attention of:	Group General Counsel

Fax number:	+44 (0) 1784 494 281
With a courtesy copy to Olswang, 90 High Holborn, London WC1V 6XX, for the attention of Colin Long.

Global Voice Group Limited

Address:	80 Raffles Place, 31-20 UOB Plaza 2, Singapore 048624

For the attention of:	Christopher Nightingale

Fax number:	+65 6538 4058
With a courtesy copy to Olswang, 90 High Holborn, London WC1V 6XX, for the attention of Michael Brader.

or such other address or fax number as may be notified in writing from time to time by the relevant party to the other parties.

19.3	In proving such service it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant party set out in Clause 19.2 (or as otherwise notified by that party hereunder) and delivered either to that address or into the custody of the postal authorities as a prepaid recorded or special delivery or international recorded airmail letter, or that the notice was transmitted by fax to the fax number of the relevant party set out in Clause 19.2 (or as otherwise notified by that party hereunder) and that the sender holds a transmission report indicating uninterrupted transmission to the relevant party and in the case of notice sent by fax to dispatch of the notice by prepaid post as provided above on the same day of such transmission (or the next day if notice is transmitted outside post office hours).

19.4	For the avoidance of doubt, the parties agree that the provisions of this Clause shall not apply in relation to the service of any process in any legal action or proceedings arising out of or in connection with this Agreement or the legal relationships established by this Agreement.

19.5	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by email.

20	SEVERANCE

20.1	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

20.2	If any provision of this Agreement is so found to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification(s) as may be necessary to make it valid.

20.3	The parties agree, in the circumstances referred to in Clause 20.1 and if Clause 20.2 does not apply, to attempt in good faith to substitute for any invalid or unenforceable provision a valid or enforceable provision which achieves to the greatest extent possible the same effect as would have been achieved by the invalid or unenforceable provision. The obligations of the parties under any invalid or unenforceable provision of this Agreement shall be suspended whilst an attempt at such substitution is made.

21	GENERAL

21.1	Nothing in this Agreement is intended to or shall operate to create a partnership between the parties or any of them, or to authorise any party to act as agent for any other, and no party shall have authority to act in the name or on behalf of or otherwise to bind any other in any way or to hold itself out in its advertising or otherwise in any manner which would indicate or imply any such relationship with the other unless expressly provided otherwise in this Agreement.

21.2	No modification or variation of this Agreement (or any document entered into pursuant to or in connection with this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to this Agreement. For the avoidance of doubt, no modification or variation of this Agreement shall be valid if made by email.

21.3	Unless expressly so agreed, no modification or variation of this Agreement shall constitute or be construed as a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under this Agreement which have already accrued up to the date of such modification or variation, and the rights and obligations of the parties under this Agreement shall remain in full force and effect, except and only to the extent that they are so modified or varied.

21.4	Except insofar as this Agreement expressly provides that a third party may in his own right enforce a term of this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

21.5	Subject as provided in Clause 2.6, each party shall use all reasonable endeavours to execute or cause to be executed all such other documents and do or cause to be done all such further acts and things consistent with the terms of the Transaction Documents as the other party may from time to time reasonably require in order to vest in and secure for the other party the full benefit of the assets, rights and benefits to be transferred, granted or made available to the other party under the Transaction Documents and otherwise to give full effect to the terms of the Transaction Documents.

21.6	In no event will any delay, failure or omission (in whole or in part) in enforcing, exercising or pursuing any right, power, privilege, claim or remedy conferred by or arising under this Agreement or by law, be deemed to be or construed as a waiver of that or any other right, power, privilege, claim or remedy in respect of the circumstances in question, or operate so as to bar the enforcement of that, or any other right, power, privilege, claim or remedy, in any other instance at any time or times subsequently.

21.7	The rights and remedies provided by this Agreement are cumulative and (unless otherwise provided in this Agreement) do not exclude any other rights or remedies available in law.

21.8	This Agreement, the other Transaction Documents, the Escrow Agreement referred to in Clause 11.1 and the various letters written by the parties to each other dated the date hereof constitute the entire agreement and understanding of the parties relating to the subject matter of the Transaction Documents and supersede any previous agreement or understanding between the parties (or any of them) in relation to such subject matter.

21.9	Each of the parties acknowledges and agrees that in entering into the Transaction Documents, it has not relied on any statement, representation, warranty, understanding, undertaking, promise or assurance (whether negligently or innocently made) of any person (whether party to any Transaction Document or not) other than as expressly set out in the Transaction Documents. Each party irrevocably and unconditionally waives all claims, rights and remedies which but for this Clause it might otherwise have had in relation to any of the foregoing.

21.10	No party shall be liable in negligence or other tort for any act or omission which (individually or in combination with any other act or omission) constitutes a breach of this Agreement. Subject as provided in Clause 13, a party to this Agreement shall not be liable for any amount, in damages or other compensation, for a breach of this Agreement which has been compensated instead by a claim against a Group Company of that party for damages or other compensation under or pursuant to another Transaction Document or in respect of which proceedings upon such a claim have (at the relevant time) already been issued.

21.11	Nothing in the Transaction Documents shall limit or exclude any liability for fraud.

22	GOVERNING LAW AND JURISDICTION

22.1	The validity, construction and performance of this Agreement (and any claim, dispute or matter arising under or in connection with it or its enforceability) (a “Dispute”) shall be governed by and construed in accordance with the laws of England. Any Dispute shall be referred to and finally resolved by arbitration pursuant to the Arbitration Agreement.

22.2	The parties shall enter into and execute the Arbitration Agreement within three (3) Business Days of the date hereof or, in the event the GV Group Companies in France and Belgium are incorporated subsequently, within five (5) Business Days of the last to occur of such incorporations.

22.3	The parties each irrevocably appoints the person specified in Clause 22.4 as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with the validity, construction or performance of this Agreement or its enforceability. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the other party). If for any reason a party’s agent ceases to be able to act as agent or no longer has an address in England, that party shall immediately appoint a substitute acceptable to the other party and deliver to that other party the new agent’s name, address and fax number.

22.4	The persons and their addresses and fax numbers appointed in Clause 22.3 are:

Viatel Holding (Bermuda) Limited

Address:	Olswang, 90 High Holborn, London WC1V 6XX

For the attention of:	Colin Long

Fax number:	+44 (0) 20 7067 3999
Global Voice Group Limited

Address:	Memery Crystal solicitors, 44 Southampton Buildings, London WC2A 1AP

For the attention of:	Peter Crystal

Fax number:	+44 (0) 20 7242 2058

SCHEDULE I
CUSTOMER CONTRACTS
Viatel — List of Existing Wholesale Customers — Recurring Revenues

						March
						Monthly	Monthly
						Revenue	COS
Country	Company	Customer	Service	Contract length	Detail	GBP	GBP
Holland	Viatel GCBV	Infonet	STM4	20 years	Amsterdam-Dusseldorf	1703.9	762
Holland	Viatel GCBV	Infonet	STM1	20 years	Amsterdam-Dusseldorf	909.7	0
Holland	Viatel GCBV	Infonet	STM4	20 years	Amsterdam-London	1703.9	762

UK	VCA Limited	Verizon	STM1 rental	Monthly rollover	Paris RDJ-St Denis	2527.0	0
UK	VCA Limited	Tyco	Dark fibre	Quarterly	AOM Germany	23882.4	0

Germany	VTL Telecom	AT&T	leased line	Monthly rollover	Frankfurt to Manheim	2290.0	1156.5
Germany	VTL Telecom	AT&T	Colocation	10 years	Sublease at Manheim	4681.0	0
Germany	VTL Telecom	Sellect One	Circuits	Monthly rollover	London-frankfurt	136.1	0
Germany	VTL Telecom	Sellect One	Circuits	Monthly rollover	Paris to Frankfurt	68.0	0
Germany	VTL Telecom	Sellect One	Circuits	Monthly rollover	Paris to Frankfurt	68.0	0

Bermuda	VTL-TP	Anycall	Circuits	Monthly rollover	London-Amsterdam	666.7	0
Bermuda	VTL-TP	Fibrenet	Circuits	Monthly rollover	Paris-New York	866.4	0
Bermuda	VTL-TP	Fibrenet	Circuits	Monthly rollover	london-newyork	1299.6	879.7
Bermuda	VTL-TP	Stellar	STM1	Monthly rollover	Amsterdam to new york	2381.1	0
Bermuda	VTL-TP	Thus	STM4	Monthly rollover	Londom-Amsterdam	2721.3

						March
						Monthly	Monthly
						Revenue	COS
Country	Company	Customer	Service	Contract length	Detail	GBP	GBP
Bermuda	VTL-TP	Infonet	KPN Tail	10 years	Frankfurt-Amsterdam	2496.4	1500
Bermuda	VTL-TP	Infonet	Dark fibre	Monthly rollover	dusseldorf-dusseldorf	693.1
Bermuda	VTL-TP	Infonet	STM4	Monthly rollover	Amsterdam to London	9626.7	4564
Bermuda	VTL-TP	Tyco France	AOM	20 years	France	19418.4	0
Bermuda	VTL-TP	Tyco Netherlands	AOM	20 years	Holland	6031.7	0
Bermuda	VTL-TP	Tyco Belgium	AOM	20 years	Belgium	2766.1	0
Bermuda	VTL-TP	Tyco UK	AOM	20 years	Uk	3893.4	0
Bermuda	VTL-TP	Globix	AOM	5 years	TBC	481.3	0

UK	VTL UK	AT&T	Colo/Dark Fibre	Monthly Rollover	London-Frankfurt	4500.0	1578.3
UK	VTL UK	GTS Czech	Circuit	Monthly Rollover	London-Frankfurt	122.5	0

France	Viatel Ops	Infonet	Dark fibre pair	Monthly rollover		170.08	0
France	Viatel Ops	Infonet	Dark fibre pair	5 years		1360.64	0
France	Viatel Ops	Infonet	Colocation	5 years		2079.00	0
					£/month	99544.5	11202.5
					Million Euro per Year	1.7	0.2

SCHEDULE IIA
GERMAN NETWORK ASSETS
Route
Germany Schematic — Viatel 092786
GND
Gasline
Elten — F1
F1 — M1
M2 to Pont de L’Europe
Frankfurt (Kleyerstrasse 90) to F1
F1 to Frankfurt (Kleyerstrasse 90)
M1 — Mannheim
Mannheim — M2
Frankfurt Build. Kleyertrasse 90 to InterXion (19 Weismeullerstrasse)
Frankfurt Build. InterXion to F4. nth side of Kaiserleibrucke.
Frankfurt Build. Kaiserleibrucke crossing
Frankfurt Build WSA Route

SCHEDULE IIB
GERMAN TRANSFERRED ASSETS
Part A: Network Segments

Segment	Title*	Asset Type	Grant Period
PEN 2	Duct leased, fibre owned	Fibre	March 31/June 30, 2017 with option for extension to 2029

Frankfurt Northern Build (Frankfurt Ring)	Owned	Duct, Fibre	unlimited**

Frankfurt Southern Build (Frankfurt Ring)	Duct leased, fibre owned	Fibre	31 December 2010, duct lease then renews annually unless terminated by either party, landlord has early termination rights.

Mannheim Build	Owned	Duct, Fibre	unlimited**

*	Subject to Clause 6 of the German Asset Lease.

**	Subject to last paragraph of Clause 2.1 in the German Asset Lease.

Part B: Duct and Fibre Allocations
Duct Allocations

TOTAL
NUMBER OF
DUCTS /
SUBDUCTS
	(NUMBER	OPTION
	OF DUCTS /	(CLAUSE 6.1		DUCT /	Allocation
	SUBDUCTS	AND/OR 6.2		SUBDUCT	ratio for
	TO BE	OF THE		LEASED /	GV in % of
NETWORK	ALLOCATED	MASTER		OWNED	owned
SECTION	TO GV)	AGREEMENT	COMMENTS	BY VIATEL	assets
PEN 2	NONE	—	Duct leased from Gasline	Leased	NONE

Frankfurt Southern Build	NONE	—	Duct lease from WSA, from Splicing Chamber F2[1] to F3[2]	Leased	NONE

Frankfurt
Northern Build

Chamber F1[3] to Frankfurt POP[4]	2 Primary ducts, 4	Clause 6.1 and Clause 6.2	IRU over 1 subduct	Owned	Primary Ducts:
	Subducts (one of which leased to Fibernet)		granted to Fibrenet three subducts available.		50 % Subducts:

	(1 Primary Duct and 2 Subducts)				50%

[1]	Chamber F2 located at Schwanheimerufer, where A5 crosses Schwanheimerufer.

[2]	Chamber F3 located on the footpath along south bank of Main river where the Kaiserleibrücke crosses the footpath.

[3]	Chamber F1 located on Kleyerstrasse to the west of the Viatel POP at a point where the A5 crosses Kleyerstrasse.

[4]	Frankfurt POP located at Kleyerstraße 90, Frankfurt

TOTAL
NUMBER OF
DUCTS /
SUBDUCTS
	(NUMBER	OPTION
	OF DUCTS /	(CLAUSE 6.1		DUCT /	Allocation
	SUBDUCTS	AND/OR 6.2		SUBDUCT	ratio for
	TO BE	OF THE		LEASED /	GV in % of
NETWORK	ALLOCATED	MASTER		OWNED	owned
SECTION	TO GV)	AGREEMENT	COMMENTS	BY VIATEL	assets
Frankfurt POP to Interxion[5]	2 Primary ducts, 4	Clause 6.2	Three sub- ducts currently	Owned	Primary Ducts:
	Subducts (one of which leased to Fibernet)		occupied. Only one of the four		50%
			sub-ducts is available for allocation.		Subducts: 25%
(1 Primary Duct and 1 Subduct)

Interxion to Chamber F4[6]	2 primary ducts, 4	Clause 6.1	Duct is not cabled	Owned	Primary Ducts:
	subducts				50%

	(1 primary				Subducts:
	duct, 2 subducts)				50%

Chamber F3 —	1 primary	-	One sub-duct	Owned	Subducts:
Chamber F4 (Kaiserleibrucke crossing)	duct/ 4 subducts (1 subduct)		is occupied by a third party, the other carries the Viatel cable.		25%

[5]	Interxion POP located at Weismüllerstrasse 19.

[6]	Chamber F4 located at north side of Riederhofstrasse approximately 25 meters west of the point where the A661 crosses Riederhofstrasse.

TOTAL
NUMBER OF
DUCTS /
SUBDUCTS
	(NUMBER	OPTION
	OF DUCTS /	(CLAUSE 6.1		DUCT /	Allocation
	SUBDUCTS	AND/OR 6.2		SUBDUCT	ratio for
	TO BE	OF THE		LEASED /	GV in % of
NETWORK	ALLOCATED	MASTER		OWNED	owned
SECTION	TO GV)	AGREEMENT	COMMENTS	BY VIATEL	assets
Mannheim Build

Chamber M1[7] to Mannheim	2 Primary Ducts	—	The second primary duct	Owned	Primary Ducts:

POP[8]	(1 Primary Duct		allocated to GV also carries the GND PEN 3 cable.		50%

Mannheim POP to Chamber M2[9]	2 Primary Ducts	—	The second primary duct	Owned	Primary Ducts:

	(1 Primary Duct		allocated to GV also carries the GND PEN 3 cable.		50%

[7]	Location not entirely clear, to be confirmed by site survey. Location believed to be south side of the B37 at a point immediately west of the intersection of the B37 and Barlochweg.

[8]	Mannheim POP located at Hans-Thoma-Strasse 15-17, Neuostheim, D-68163 Mannheim.

[9]	Location not entirely clear, to be confirmed by site survey. Location believed to be on the north side of the A656 at a point east of the intersection of the A656 and Lubenweg.

Fibre Allocations

TOTAL
	NUMBER OF	SPECIFIC
	FIBRES	FIBRES TO		FIBRE
	(NUMBER	BE		OWNED	Allocation
	OF FIBRES	ALLOCATED		/	ratio for
	TO BE	TO GV		LEASED	GV in %
NETWORK	ALLOCATED	(TUBE		BY	of owned
SECTION	TO GV)	NUMBER)	COMMENTS	VIATEL	assets
PEN 2			GasLINE duct lease

Elten — Kapellen	72(36)	Fibres 37 —		Owned	Cable:
		72(Tubes 4-6)			50%

Kapellen —	72(36)	Fibres 37 —		Owned	Cable:
Düsseldorf		72(Tubes 4-6)			50%

Düsseldorf —	72(36)	Fibres 37 —		Owned	Cable:
Portz		72(Tubes 4-6)			50%

Portz — Linz	72(36)	Fibres 37 —		Owned	Cable:
		72(Tubes 4-6)			50%

Linz — Dernbach	72(36)	Fibres 37 —		Owned	Cable:
		72(Tubes 4-6)			50%

Dernbach —	72(36)	Fibres 37 —		Owned	Cable:
Naurod		72(Tubes 4-6)			50%

Naurod —	72(36)	Fibres 37 —		Owned	Cable:
Chamber F1		72(Tubes 4-6)			50%

Frankfurt POP —	72(36)	Fibres 25-36,		Owned	Cable:
Chamber F1		49-72 (Tubes 3, 5, 6)			50%

Chamber F1 —	72(36)	Fibres 25-36,		Owned	Cable:
Chamber M1[10]		49-72 (Tubes 3, 5, 6)			50%

[10]	Location not entirely clear, to be confirmed by site survey. Location believed to be south side of the B37 at a point immediately west of the intersection of the B37 and Barlochweg.

TOTAL
	NUMBER OF	SPECIFIC
	FIBRES	FIBRES TO		FIBRE
	(NUMBER	BE		OWNED	Allocation
	OF FIBRES	ALLOCATED		/	ratio for
	TO BE	TO GV		LEASED	GV in %
NETWORK	ALLOCATED	(TUBE		BY	of owned
SECTION	TO GV)	NUMBER)	COMMENTS	VIATEL	assets
Chamber M1 — Chamber M2			See Mannheim Build below

Chamber M2 —	72(36)	Fibres 37-		Owned	Cable:
Berg		72(Tubes 4-6)			50%

Berg — Pont de	72(36)	Fibres 37-		Owned	Cable:
l’Europe		72(Tubes 4-6)			50%

Frankfurt				Owned
Northern Build

Chamber F1 —	72(36)	Fibres 37-		Owned	Cable:
Frankfurt POP		72(Tubes 4-6)			50%

Frankfurt POP —	72(36)	Fibres 49-60	72f cable but only 24	Owned	Cable:
Interxion		(Tube 5) - Terminated	spliced through		50%

Fibres 25-36, 61-72 (Tubes 3, 6)

Interxion - Chamber F4 (i.e. Kaiserleibrücke)	no cable	no cable		Owned	n/a

Chamber F3 to	72(36)	Fibres 37-72		Owned	Cable:
Chamber F4		(Tubes 4, 5 & 6)			50%

Frankfurt			WSA duct lease
Southern Build

TOTAL
	NUMBER OF	SPECIFIC
	FIBRES	FIBRES TO		FIBRE
	(NUMBER	BE		OWNED	Allocation
	OF FIBRES	ALLOCATED		/	ratio for
	TO BE	TO GV		LEASED	GV in %
NETWORK	ALLOCATED	(TUBE		BY	of owned
SECTION	TO GV)	NUMBER)	COMMENTS	VIATEL	assets
Chamber F2 -	72(36)	Fibres 13-24	Except 150 meters	Owned	Cable:
Chamber F3		(Tube 2),	temporary section		50%
		Fibres 49-72 (Tubes 5, 6)	(below)

Temporary	24(12)	Fibres 13-24	To be replaced 2007,	Owned	Cable:
Section, Offenbach - Schleuse Offenbach, between 07.PII.032.FN and 07.PII.033.FN		(Tube 2)	allocation to GV then to be increased to 36 fibres		50%

Mannheim Build

Chamber M1 -	72(36)	Fibres 25-36,	See Duct Allocation	Owned	Cable:
Mannheim POP[11] (VTL Primary Duct)		49-72 (Tubes 3, 5, 6)	table above.		50%

Chamber M1 -	72(72)	n/a	See Duct Allocation	Owned	Cable:
Mannheim POP[12] (Second Primary Duct allocated to GV)			table above. The second primary duct allocated to GV also carries a cable		100%

[11]	Mannheim POP located at located at Hans-Thoma-Strasse 15-17, Neuostheim, D-68163 Mannheim.

[12]	Mannheim POP located at located at Hans-Thoma-Strasse 15-17, Neuostheim, D-68163 Mannheim.

TOTAL
	NUMBER OF	SPECIFIC
	FIBRES	FIBRES TO		FIBRE
	(NUMBER	BE		OWNED	Allocation
	OF FIBRES	ALLOCATED		/	ratio for
	TO BE	TO GV		LEASED	GV in %
NETWORK	ALLOCATED	(TUBE		BY	of owned
SECTION	TO GV)	NUMBER)	COMMENTS	VIATEL	assets
Mannheim POP	72(36)	Fibres 37-	See Duct Allocation	Owned	Cable:
- Chamber M213 (VTL Primary Duct)		72(Tubes 4-6)	table above.		50%

Mannheim POP	72(72)	n/a	See Duct Allocation	Owned	Cable:
- Chamber M214 (Second Primary Duct allocated to GV)			table above. The second primary duct allocated to GV also carries a cable		100%

[13]	Location not entirely clear, to be confirmed by site survey. Location believed to be on the north side of the A656 at a point east of the intersection of the A656 and Lubenweg.

[14]	Location not entirely clear, to be confirmed by site survey. Location believed to be on the north side of the A656 at a point east of the intersection of the A656 and Lubenweg.

SCHEDULE IIIA
FRENCH NETWORK ASSETS
Route
France Schematic - Viatel 092782:
Leers Nord to Corbehem
Corbehem— Biaches
Biaches—Cayeux-Sur-Mer
Biaches — Janville (via Thourotte)
Janville— La Defense (via L’Isle Adam)
La Defense — 35 RDJ
35 RDJ — Courcelles (via Meaux & Azy)
Courcelles — Longeaux (via Conde sur Marne & Revigny)
Longeaux-Reichstett (via Troussey, Nancy & Xouxange)
Reichstett — Pont de L’Europe
Pont de ‘Europe to Strasbourg
Strasbourg to Pont de L’Europe (direction Berg, Germany)
Paris Schematic — Viatel 092757:
35 RDJ — 38 RDJ
38 RDJ 35 RDJ
Porte de Villiers to Rue Francique poulbot
Rue Francique poulbot to Rue Ambrouze Croizat (west s/o St. Denis)
Chamber (east side of St. Denis) to Porte d ´Aubervilliers
Porte d ´Aubervilliers to 35 RDJ
InterXion — splice (victor Hugo) lateral 1

Route
InterXion - splice (victor Hugo) lateral 2
35 RDJ to SC Place Lachambaudie
Quai Penhard to SEMAPA tunnel-Tolbiac (within 35 RDJ to SC Place Lachambaudie section)
Rue Kessel to Rue de Baron Leroy (within 35 RDJ to SC Place Lachambaudie section)

SCHEDULE IIIB
FRENCH TRANSFERRED ASSETS
Part 1 – Ducts

	TOTAL NUMBER OF	OPTION
	DUCTS / SUBDUCTS	(CLAUSE 6.1
	(NUMBER OF DUCTS /	AND/OR 6.2 OF
NETWORK	SUBDUCTS TO BE	MASTER
SECTION	ALLOCATED TO GV)	AGREEMENT)	COMMENTS
France

Corbehem-Biaches	2 Ducts (1 Duct)	Clause 6.1.

Biaches-Cayeux- Sur-Mer	4 Ducts (2 Ducts)	Clause 6.1 re both of the GV allocated ducts.

Biaches - Janville (via Thourotte)	2 Ducts (1 Duct)	Clause 6.1.

Courcelles- Longeaux (via Conde sur Marne & Revigny)	2 Ducts (1 Duct)	Clause 6.1.

Longeaux- Reichstett (via Troussey, Nancy & Xouxange)	2 Ducts (1 duct)	Clause 6.1.

Pont de L’Europe to Strasbourg	2 Ducts (1 Duct)	Clause 6.1 of the Master Agreement.

Paris	—	—	No continuous spare Ducts, see below fibre allocations.

Part 2 – Fibres

TOTAL NUMBER OF
	FIBRES (NUMBER OF	SPECIFIC FIBRES TO
	FIBRES TO BE	BE ALLOCATED TO GV
NETWORK SECTION	ALLOCATED TO GV)	(TUBE NUMBER)	COMMENTS
Corbehem - Biaches	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).

Biaches - Amiens	72 (36)	F 25-36 (3), F 37-48 (4), F 61-72 (6).

Amiens – Cayeux	72 (36)	F 25-36 (3), F 37-48 (4), F 61-72 (6).

Biache - Thourette	72 (36)	F 25-36 (3), F 37-48 (4), F 61-72 (6).

Thourette - L’Isle Adam	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).

L’Isle Adam - Paris La Defense	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).

Paris 35 RDJ – Paris La Defense	72 (36) 192 (96)	F 13-24 (2), F 25-36 (3), F 37-48 (4) F 97-192 (9-16)	Only F 13-24 (2) are spliced through between 35 RDJ and La defense. F 25-36 & F 37-48 can be spliced through at Porte de Villiers.

Meaux – Paris 35 RDJ	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).

Azy – Meaux	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

Conde sur Marne – Azy	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

Revigny – Conde sur Marne	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

TOTAL NUMBER OF
	FIBRES (NUMBER OF	SPECIFIC FIBRES TO
	FIBRES TO BE	BE ALLOCATED TO GV
NETWORK SECTION	ALLOCATED TO GV)	(TUBE NUMBER)	COMMENTS
Troussey – Revigny	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

Nancy – Troussey	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

Xouaxange - Nancy	72 (36)	F 25-36 (3), F 37-48 (4), F 49-60 (5).

Xouaxange - Strasbourg	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).	Includes a section of Duct IRU from Neuf Telecom.

Strasbourg – Pont de l’Europe	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6)	Direction Berg, Germany

Paris

Paris 35 RDJ – Paris 38 RDJ	48 (24)	F 25-36 (3), F 37-48 (4).

Paris 38 RDJ – Paris 35 RDJ	192 (96)	F 97-192 (tubes 13-24)

Porte de Villiers - Rue Ambroise Croizat (west s/o St. Denis)	144 (72)	F 25-36 (3), 37-48 (4), 49-60 (5). F 109-120 (10), F 121- 132 (11), F 133-144 (12).	F 25-36 (3), 37-48 (4) are spliced through to 35 RDJ.

Chamber (East side of St. Denis) - 35 RDJ (via Porte de Aubervilliers	216 (108)	F 25-36 (3), F37-48 (4), F 133-216 (12, 13, 14, 15, 16, 17 & 18)

InterXion - Splice (Victor Hugo) Lateral	72 (36)	F 37-72 (4, 5 & 6)	Not spliced to backbone.
Duct under lease from
Interxion.

TOTAL NUMBER OF
	FIBRES (NUMBER OF	SPECIFIC FIBRES TO
	FIBRES TO BE	BE ALLOCATED TO GV
NETWORK SECTION	ALLOCATED TO GV)	(TUBE NUMBER)	COMMENTS
InterXion - Splice (Victor Hugo) Lateral	72 (36)	F 37-72 (4, 5 & 6)	Not spliced to backbone.
Duct under lease from Interxion.

35 RDJ to SC Place Lachambaudie	72 (36)	F 37-72 (4, 5 & 6)	Includes 2 Duct Leases from Colt Telecom.
	192 (96)	F 97-192 (13-24)

SCHEDULE IVA
NBUK NETWORK ASSETS
Netherlands
Route
Netherlands Schematic - Viatel 092785
Zandvoort- Delfandlaan
Delfandlaan to SC-DUS-AMS-SP-012
SC-DUS-AMS-SP-012 to Leersum
Leersum to SC-DUS-AMS-SP-13
Elten to SC-DUS-AMS-SP-13
Doorn to SC-DUS-AMS-SP-13
SC-DUS-AMS-SP-012 - Doorn
World Trade Centre- Delfandlaan
Delfandlaan - World Trade Centre
Delfandlaan-Rotterdam
Rotterdam-Kalwijk
Rotterdam - Rosendaal
Rosendaal-Essen
Rosendaal - Netherlands / Belgium Border

Belgium
Route
Belgium Schematic — Viatel 092785
Netherlands / Belgium Border — Estampuis (via Antwerp & Gent)
Estampuis — Leers Nord
Backbone to Brussels Tollaan
Brussels Tollaan to Backbone

UK
Route
UK Schematic — Viatel 092783
Lowestoft beach chamber — Zandvoort
Lowestoft beach chamber — Lowestoft
Lowestoft — Telehouse North
Telehouse North — Egham
Egham-Windlesham
Windlesham — Polegate
Polegate-Polegate beach chamber
Polegate beach chamber-Cayeux-sur-Mer
Docklands Schematic — Viatel 092743
Telehouse North — Butchers Road (North route)
Butchers Road-Telehouse North (South route)
Lower Lea Bridge (included in Butchers Road — Telehouse North (South route)
Telehouse North-Jcn.DitchburnSt/Blackwall (via Telehouse East)
Marsh Wall- Limeharbour
6-7 Habour Exchange connection (Single Route)
8-9 Habour Exchange connection (lateral 1)
8-9 Habour Exchange connection (lateral 2)
Telecity Bonnington connection (lateral 1)
Telecity Bonnington connection (lateral 2)

Route
London Hosting Centre (lateral 1)
London Hosting Centre (lateral 2)
Global Switch (Single Route)
Jcn.Millwal lInnDock/Marsh Wall to SC.Westferry Road
SC.Westferry Road to SC:O/S 47 Millharbour
SC:O/S 47 Millharbour to Marsh Wall
DitchburnSt/Blackwell — SC: A13 South
DitchburnSt/Blackwell — Lindfieldtreet
SC27-Lindfield Street (Contained within Telehouse North — Egham above)
Lindfield Street — A13 South (Contained within Telehouse North — Egham above)
Telehouse North- SC: A 13 (Contained within Telehouse North — Egham above)
Great Eastern Street PC — SC27 (Contained within Telehouse North — Egham above)
Egham — Great Eastern Street PC (Contained within Telehouse North — Egham above)
PC (Great Eastern Street)-Braham Street

SCHEDULE IVA
NBUK TRANSFERRED ASSETS
NETHERLANDS
Part 1 — Ducts and Subducts

TOTAL NUMBER OF
	DUCTS / SUBDUCTS	OPTION		DUCT
	(NUMBER OF DUCTS	(CLAUSE 6.1 OR		LEASED /
NETWORK	/ SUBDUCTS TO BE	6.2 OF MASTER		OWNED
SECTION	ALLOCATED TO GV)	AGREEMENT)	COMMENTS	BY VIATEL
Zandvoort — Deflandlaan (Amst)	4 ducts (2 ducts)	Clause 6.1		Owned

Deflandlaan (Amsterdam) — SC-12	4 ducts (2 ducts)	Clause 6.1		Owned

SC-12 — Leersum	4 ducts (2)	Clause 6.1		Owned

Leersum — SC- 13	4 ducts (2 ducts)	Clause 6.1		Owned

Elten — SC-13	4 ducts (2 ducts)	Clause 6.1		Owned

Doorn — SC-13	4 ducts (2)	Clause 6.1		Owned

SC-12 — Doorn	4 ducts (2 ducts)	Clause 6.1		Owned

World Trade Centre — Deflandlaan (Amsterdam)	4 ducts (2 ducts)	Clause 6.1		Owned

Deflandlaan (Amsterdam) — World Trade Centre —	4 ducts (2 duct)	Clause 6.1		Owned

Deflandlaan (Amsterdam) — Rotterdam	2 ducts (1 ducts)	Clause 6.1	Originallly 4 ducts, 2 ducts sold, 2 available.	Owned

Rotterdam - Roosendaal	5 ducts (2 ducts)	Clause 6.1	5 ducts of which one extra duct obtained form Versatel.	Owned

TOTAL NUMBER OF
	DUCTS / SUBDUCTS	OPTION		DUCT
	(NUMBER OF DUCTS	(CLAUSE 6.1 OR		LEASED /
NETWORK	/ SUBDUCTS TO BE	6.2 OF MASTER		OWNED
SECTION	ALLOCATED TO GV)	AGREEMENT)	COMMENTS	BY VIATEL
Rotterdam — Katwijk	6 ducts (3 ducts)	Clause 6.1	No chambers on this duct section, not cabled	Owned

Roosendaal — Essen	4 ducts (2 ducts)	Clause 6.1 regarding both GV Ducts		Owned

Roosendaal — Netherlands border	2 sub ducts (1 sub duct)	Clause 6.1		Owned

Part 2 — Fibres

TOTAL
		NUMBER OF	SPECIFIC
		FIBRES	FIBRES TO
		(NUMBER	BE		FIBRE
		OF FIBRES	ALLOCATED		LEASED
	PEN –	TO BE	TO GV		/ OWNED
NETWORK	BUILD	ALLOCATED	(TUBE		BY
SECTION	SPEC	TO GV)	NUMBER)	COMMENTS	VIATEL
Zandvoort — Deflandlaan (Amst)	Netherlands PEN 1	48 (24)	F 25-36 (3), F 37-48 (4).		Owned

Deflandlaan (Amsterdam) — SC-12	Netherlands PEN 2	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).		Owned

SC-12 — Leersum	Netherlands PEN 2	48 (24)	F 49-60 (5), F 61-72 (6).		Owned

Leersum — SC-13	Netherlands PEN 2	48 (24)	F 49-60 (5), F 61-72 (6).		Owned

Elten — SC-13	Netherlands PEN 2	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).		Owned

Doorn — SC- 13	Netherlands PEN 2	24 (12)	F 37-48 (4).		Owned

SC-12 — Doorn	Netherlands PEN 2	24 (12)	F 37-48 (4).		Owned

World Trade Centre — Deflandlaan (Amsterdam)	Netherlands	48 (24)	F 25-36 (3), F 37-48 (4).		Owned

Deflandlaan (Amsterdam) - World Trade Centre —	Netherlands	48 (24)	F 25-36 (3), F 37-48 (4).		Owned

Deflandlaan (Amsterdam) — Rotterdam	Netherlands PEN 1	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).		Owned

Rotterdam — Roosendaal	Netherlands PEN 1	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).		Owned

Rosendaal — Essen	Netherlands PEN 1	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).		Owned

Essen — Rosendaal	Netherlands PEN 1	72 (36)	F 37-48 (4), F 49-60 (5), F		Owned

TOTAL
		NUMBER OF	SPECIFIC
		FIBRES	FIBRES TO
		(NUMBER	BE		FIBRE
		OF FIBRES	ALLOCATED		LEASED
	PEN –	TO BE	TO GV		/ OWNED
NETWORK	BUILD	ALLOCATED	(TUBE		BY
SECTION	SPEC	TO GV)	NUMBER)	COMMENTS	VIATEL
61-72 (6).
BELGIUM

TOTAL
	NUMBER OF	SPECIFIC
	FIBRES	FIBRES TO			FIBRE
	(NUMBER	BE	OPTION		LEASED
	OF FIBRES	ALLOCATED	(CLAUSE 6.1		/
	TO BE	TO GV	or 6.2 OF		OWNED
NETWORK	ALLOCATED	(TUBE	MASTER		BY
SECTION	TO GV)	NUMBER)	AGREEMENT)	COMMENTS	VIATEL
Roosendaal — Antwerp	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).	N/A		Owned

Antwerp — Brussels Tollaan	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).	N/A	Leased Duct containing VTL fibre leased to VTL under 20 year IRU.	Owned

Brussels Tollaan — Gent	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).	N/A	Leased Duct containing VTL fibre leased to VTL under 20 year IRU.	Owned

Gent — Estampuis	72 (36)	F 37-48 (4), F 49-60 (5), F 61-72 (6).	N/A		Owned
UK

Part 1 – Ducts and Sub-Ducts

TOTAL NUMBER
OF DUCTS /
SUBDUCTS
	(NUMBER OF	OPTION		DUCT /
	DUCTS /	(CLAUSE 6.1		SUBDUCT
	SUBDUCTS TO BE	AND/OR 6.2 OF		LEASED /
NETWORK	ALLOCATED TO	MASTER		OWNED BY
SECTION	GV)	AGREEMENT)	COMMENTS	VIATEL
UK

Lowestoft beach chamber — Lowestoft	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.		Owned

Lowestoft — Telehouse North	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.		Owned

Telehouse North — Egham	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1	3 of the Subducts are occupied. 2 Subducts allocated to GV.	Owned

VTL retains the right to use the stretches of its cables in the allocated Subduct.

Egham — Windlesham	2 Ducts / 4 Subducts (1 Duct / 2 Subducts)	Clauses 6.1 and 6.2.		Owned

Polegate — Polegate beach chamber	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.		Owned

Docklands

TOTAL NUMBER
OF DUCTS /
SUBDUCTS
	(NUMBER OF	OPTION		DUCT /
	DUCTS /	(CLAUSE 6.1		SUBDUCT
	SUBDUCTS TO BE	AND/OR 6.2 OF		LEASED /
NETWORK	ALLOCATED TO	MASTER		OWNED BY
SECTION	GV)	AGREEMENT)	COMMENTS	VIATEL
Telehouse North — Butchers Road (North route)	2 Ducts / 4 Subducts (1 Duct / 2 Subducts)	Clauses 6.1 and 6.2.	GV allocated empty Subduct and Subduct carrying the 72 fibre cable.	Owned

Butchers Road — Telehouse North (South route)	4 Ducts / 4 Subducts (2 Ducts / 2 Subducts)	Clauses 6.1 and 6.2	GV allocated empty Subduct and Subduct carrying the 72 fibre cable.	Owned

Lower Lea Bridge (included in Butchers Road — Telehouse North (South route))	4 Ducts (2 Ducts)	Clause 6.1	Ducts leased from BT. GV allocated empty Duct and Duct carrying the 72 fibre cable.	Leased

Marsh Wall — Limeharbour	4 Ducts / 4 Subducts (2 Ducts / 2 Subducts)	Clauses 6.1 and 6.2.		Owned

8-9 Harbour Exchange connection (lateral 1)	4 Ducts / 4 Subducts (2 Ducts / 2 Subducts)	Clauses 6.1 and 6.2.		Owned

8-9 Harbour Exchange connection (lateral 2)	4 Ducts / 4 Subducts (2 Ducts / 2 Subducts)	Clauses 6.1 and 6.2.		Owned

TOTAL NUMBER
OF DUCTS /
SUBDUCTS
	(NUMBER OF	OPTION		DUCT /
	DUCTS /	(CLAUSE 6.1		SUBDUCT
	SUBDUCTS TO BE	AND/OR 6.2 OF		LEASED /
NETWORK	ALLOCATED TO	MASTER		OWNED BY
SECTION	GV)	AGREEMENT)	COMMENTS	VIATEL
SC27 — Lindfield Street (Contained within Telehouse North — Egham above)	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.	3 of the Subducts are occupied. 2 Subducts allocated to GV.	Owned
VTL retains the right to use the stretches of its cables in the allocated Subduct.

Lindfield Street — A13 South (Contained within Telehouse North — Egham above)	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.	3 of the Subducts are occupied. 2 Subducts allocated to GV.	Owned
VTL retains the right to use the stretches of its cables in the allocated Subduct.

Telehouse North— SC: A 13 (Contained within Telehouse North — Egham above)	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.	3 of the Subducts are occupied. 2 subducts allocated to GV.	Owned
VTL retains the right to use the stretches of its cables in the allocated Subduct.

TOTAL NUMBER
OF DUCTS /
SUBDUCTS
	(NUMBER OF	OPTION		DUCT /
	DUCTS /	(CLAUSE 6.1		SUBDUCT
	SUBDUCTS TO BE	AND/OR 6.2 OF		LEASED /
NETWORK	ALLOCATED TO	MASTER		OWNED BY
SECTION	GV)	AGREEMENT)	COMMENTS	VIATEL
Great Eastern Street PC — SC27 (Contained within Telehouse North — Egham above)	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1	3 of the Subducts are occupied. 2 Subducts allocated to GV. VTL retains the right to use the stretches of its cables in the allocated Subduct.	Owned

Egham — Great Eastern Street PC (Contained within Telehouse North — Egham above)	1 Duct / 4 Subducts (2 Subducts)	Clause 6.1.	3 of the Subducts are occupied. 2 Subducts allocated to GV. VTL retains the right to use the stretches of its cables in the allocated Subduct.	Owned

PC (Great Eastern Street)— Braham Street	2 Ducts / 2 Subducts (1 Duct / 1 Subduct)	Clauses 6.1 and 6.2 of the Master Agreement.		Owned

Part 2 — Fibres

TOTAL NUMBER
	OF FIBRES	SPECIFIC FIBRES
	(NUMBER OF	TO BE		FIBRE
	FIBRES TO BE	ALLOCATED TO		LEASED/
NETWORK	ALLOCATED TO	GV (TUBE		OWNED BY
SECTION	GV)	NUMBER)	COMMENTS	VIATEL
UK

Zandvoort — Lowestoft beach Chamber	48 (24)	F 25-36 (3), F 37- 48 (4).		Owned.

Lowestoft beach chamber to Lowestoft—	48 (24)	F 25-36 (3), F 37- 48 (4).		Owned.

Lowestoft — Pakenham	72 (36)	F 37-48 (4), F 49- 60 (5), F 61-72 (6).		Owned

Pakenham — Snowhill	72 (36)	F 37-48 (4), F 49- 60 (5), F 61-72 (6).		Owned

Snowhill — Telehouse North	72 (36)	F 37-48 (4), F 49- 60 (5), F 61-72 (6).		Owned

Telehouse North — Egham	96 (48)	F 49-60 (5), F 61- 72 (6), F 73-84 (7), F 85-96 (8)		Owned

Egham — Pease Pottage	72 (36)	F 37-48 (4), F 49- 60 (5), F 61-72 (6).	Includes a section of Duct leased from NTL.	Owned

Pease Pottage — Polegate	72 (36)	F 37-48 (4), F 49- 60 (5), F 61-72 (6).	Includes a section of Duct leased from NTL.	Owned

Polegate — Polegate beach chamber	48 (24)	F 25-36 (3), F 37- 48 (4).		Owned

TOTAL NUMBER
	OF FIBRES	SPECIFIC FIBRES
	(NUMBER OF	TO BE		FIBRE
	FIBRES TO BE	ALLOCATED TO		LEASED/
NETWORK	ALLOCATED TO	GV (TUBE		OWNED BY
SECTION	GV)	NUMBER)	COMMENTS	VIATEL
Polegate beach chamber — Cayeaux sur Mer	48 (24)	F 25-36 (3), F 37- 48 (4).		Owned

Docklands

O/S Telehouse North — Butchers Road (North route)	12 (3) 72 (36) 144 (72)	F 10-12 (share 1). F 37-72 (4, 5, & 6). F 73-144 (7, 8, 9, 10, 11 & 12).	6 fibres of the 12 fibre cable are allocated to NTL. 72 and 144 fibre cables are broken / not continuous.	Owned

O/S Telehouse North — Butchers Road (South route)	72 (36) 144 (72)	F 37-72 (4, 5, & 6). F 73-144 (7, 8, 9, 10, 11 & 12).	72 and 144 fibre cables are broken / not continuous. Includes a section of Duct lease from BT on the Lower Lea Bridge.	Owned

Telehouse North — Telehouse East	144 (72)	F 37-48 (4), F 49- 60 (5), F 61-72 (6). F 109-120 (10), F 121-132 (11), F 133-144 (12).	Includes sections of Subduct leased from Fibreway.	Owned

Telehouse East — 7 Harbour Exchange	24 (12)	F 85-96 (8).	Includes sections of Subduct leased from Fibreway.	Owned

7 Harbour Exchange — 8/9 Harbour Exchange	12 (6)	F 7-12 (1/2 of tube 1)		Owned

TOTAL NUMBER
	OF FIBRES	SPECIFIC FIBRES
	(NUMBER OF	TO BE		FIBRE
	FIBRES TO BE	ALLOCATED TO		LEASED/
NETWORK	ALLOCATED TO	GV (TUBE		OWNED BY
SECTION	GV)	NUMBER)	COMMENTS	VIATEL
Telehouse East - 8/9 Harbour Exchange	36 (18)	F 49-60 (5), F121- 126 (1/2 of tube 11).	Includes sections of Subduct leased from Fibreway.	Owned

Telehouse East - London Hosting Centre	48 (24)	F 37-48 (4), 109- 120 (10).	Includes sections of Subduct leased from Fibreway.	Owned

8/9 Harbour Exchange - London Hosting Centre	24 (12)	F 25-36 (3).	Includes sections of Subduct leased from Fibreway	Owned

London Hosting Centre — Telecity Bonnington	48 (24)	F 25-36 (3), F 61- 72 (6).	Includes sections of Subduct leased from Fibreway Terminated on FC connectors at Telecity Bonnington.	Owned

London Hosting Centre — Global Switch	12 (6)	F 19-24 (1/2 half of tube 2).	Includes sections of Subduct leased from Fibreway	Owned

Telecity Bonnington - Telehouse North	48 (24)	F 13-24 (2), F 37- 48 (4).	Includes sections of Subduct leased from Fibreway	Owned

Terminated on FC connectors at Telecity Bonnington.

Global Switch - Telehouse North	24 (12)	F 13-24 (2).		Owned

TOTAL NUMBER
	OF FIBRES	SPECIFIC FIBRES
	(NUMBER OF	TO BE		FIBRE
	FIBRES TO BE	ALLOCATED TO		LEASED/
NETWORK	ALLOCATED TO	GV (TUBE		OWNED BY
SECTION	GV)	NUMBER)	COMMENTS	VIATEL
Telehouse East - Telehouse North	36 (18)	F 61-72 (6), F 139-144 (share 12).	Includes sections of Subduct leased from Fibreway	Owned

Telehouse North - Telehouse North	72 (36)	F 181-192 (16), 193-204 (17), F 205-216 (18).	Includes sections of Subduct leased from Fibreway	Owned

SC27 - InterXion, Brick Lane	48 (24)	F 25-36 (3), F 37-48 (4).		Owned

InterXion, Brick
Lane - L3 Braham Street	48 (24)	F 25-36 (3), F 37-48 (4).		Owned

SCHEDULE V
VIATEL OPERATING COST CATEGORIES (INCL. DRAFT 2006 BUDGET FIGURES)

Network costs 2006 Schedule XI
£ Sterling	Belgium	France	Germany	Netherlands	UK (NW)	Sub-tot
Property
Network Property Cleaning	2,947	0	0	0	14,050	16,997
Network Property Maintenance	5,133	9,446	2,699	6,000	5,500	28,778
Network Property Service Charge	9,227	44,572	20,628	41,921	45,127	161,475
Network Property Taxes	7,437	14,672	0	2,690	109,671	134,471
Network Property Rent	160,716	362,038	333,214	266,091	311,312	1,433,369
Network Property Security and Site mtce	0	0	0	0	68,961	68,961
Network Utilities Electricty	43,411	100,421	100,138	78,897	103,950	426,816
Network Utilities Gas	0	15,000	0	0	17,037	32,037
Rights of Way	0	1,772,234	15,931	63,181	308,655	2,160,002

Total property costs	228,870	2,318,383	472,610	458,780	984,263	4,462,906

Repairs & maintenance
1st Line Equipment Maintenance	0	85,388	0	0	109,704	195,091
Infrastructure Maintenance	136,922	588,879	342,507	157,172	105,251	1,330,731
Other Maintenance (sub-sea cables)	0	139,450	0	0	148,762	288,212
Hardware Maintenance	0	0	0	0	15,000	15,000
Lifts & Shifts	62,486	14,715	16,776	91,761	11,880	197,618

Total R&M cost	199,408	828,432	359,283	248,933	390,597	2,026,653

Other
Fixed communications	0	45,600	0	0	0	45,600
Mobile communications	0	24,000	0	0	0	24,000

Total	0	69,600	0	0	0	69,600

Staff Costs

Network costs 2006 Schedule XI
£ Sterling	Belgium	France	Germany	Netherlands	UK (NW)	Sub-tot
Salaries	93,544	175,155	52,626	94,705	409,450	825,480
Travel					20,000	20,000

Total	93,544	175,155	52,626	94,705	429,450	845,480

TOTAL	521,822	3,391,570	884,519	802,418	1,804,309	7,404,638	£ TOTAL COSTS

			GV Costs		Half £	3,702,319	inc ROW France
					Half Euro	5,331,340	inc ROW France

						4,055,331	exc ROW France French
						107,072	ROW/month

SCHEDULE VI
PART I
VIATEL WARRANTIES
The following warranties are subject to the qualifications and limitations in Part II of this Schedule. For the avoidance of any doubt none of these warranties applies to the GND Asset Transfer or the subject-matter thereof.
1.1	Information Supplied

All factual information with regard to the Viatel Group contained in this Agreement and all matters contained in the Data Room and all other written information relating to the Viatel Network given by Viatel or Viatel’s Solicitors to Global Voice or Global Voice’s Solicitors is true and accurate in every material respect and there is no fact or matter relating to the Viatel Network which has not been disclosed or made available in the Data Room (or by separate provision of documents requested by Global Voice) which renders any such matters or information materially untrue or misleading.

1.2	Capacity

Viatel and each Viatel Group Company have full power and authority and have taken all necessary corporate action to enable each of them effectively to enter into and perform this Agreement and the other Transaction Documents; this Agreement, when executed, will constitute valid, binding and enforceable obligations on Viatel and/or the relevant Viatel Group Company in accordance with their respective terms. Neither Viatel nor any Viatel Group Company requires the consent, approval or authority of any other person to enter into or perform its obligations under this Agreement and its entry into and performance of this Agreement or any of the other Transaction Documents will not constitute a material breach or material default under any contractual, governmental or public obligation binding upon it, and it is not engaged in any litigation or arbitration proceedings which might have an effect upon its capacity or ability to perform its obligations under this Agreement and no such legal or arbitration proceedings have been threatened against it.

1.3	Title to the Assets

Subject as provided in this Agreement, Viatel and its Group Companies have good and marketable title to all of the Viatel Transferred Assets. The Viatel Transferred Assets are free from any charge, lien or other encumbrance, or any obligation to pay any outstanding sums in respect of them. Except as provided in this Agreement, no person other than a Viatel Group Company has or claims any rights in relation to the Viatel Transferred Assets or any of them and the Viatel Transferred Assets are not subject to or potentially subject to any floating charge or guarantee given by a Viatel Group Company or by any person or company connected with a Viatel Group Company.

1.4	The Customer Contracts

1.4.1	None of the Customer Contracts is ultra vires the Viatel Group Company which is the relevant contracting party.

1.4.2	All the Customer Contracts are in full force and effect and have been duly complied with and nothing has occurred whereby any of them is or could be subject to early termination or which has given or may give rise to any claim under any of them by any party to any of them.

1.4.3	The execution and delivery of this Agreement and the fulfilment and performance of and compliance with the terms of this Agreement do not and will not:
1.4.3.1	conflict with, violate or result in a breach of the terms, provisions or conditions of any of the Customer Contracts or any law, undertaking to or judgment, order, injunction or decree of any court;

1.4.3.2	relieve any person of any contractual or other obligation under any of the Customer Contracts or entitle any person to terminate any such obligation;

1.4.3.3	result in any party to any of the Customer Contracts ceasing to deal or substantially reducing the existing level of his dealings with Viatel and Viatel is not aware of any intention on the part of any such customer to cease so to deal or so to reduce the existing level of such dealings.
1.5	Health & Safety

1.5.1	To Viatel’s best knowledge and belief, no works, repairs, construction, remedial action or expenditure is or may be required in relation to all applicable legislation concerning health and safety matters and all and any regulations or orders made or issued under any such legislation and any relevant codes or practice, guidance notes and the like with respect to such matters issued by government agencies (“Health and Safety Legislation”) in order to use, operate or maintain the Viatel Transferred Assets.

1.5.2	At no time has Viatel had knowledge of and/or received any notice, claim or other communication alleging any contravention of or actual or potential liability under Health and Safety Legislation with respect to the Viatel Transferred Assets.

1.6	Litigation

No Viatel Group Company nor any person for whose acts or omissions it may be vicariously liable is engaged in or subject to any civil, criminal or arbitration proceedings in relation to the Viatel Transferred Assets or any of them, and there are no such proceedings pending or threatened by or against Viatel or any such person. There are no judgments outstanding against Viatel or any Viatel Group Company which affect or might affect any of the Viatel Transferred Assets.
1.7	Solvency of Viatel

1.7.1	No order has been made or petition presented, meeting convened or resolution passed for the winding up of Viatel nor has any receiver been appointed or any distress, execution or other process been levied in respect of the Viatel Transferred Assets or any of them.

1.7.2	No composition in satisfaction of the debts of Viatel or scheme of arrangement of its affairs or compromise or arrangement between it and either or both of its creditors or members or any class of either or both of its creditors or members has been proposed, sanctioned or approved.

1.7.3	No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of the Viatel Transferred Assets.

1.7.4	No event has occurred causing, or which upon intervention or notice by any third party may cause, any floating charge (or equivalent in any jurisdiction) created by Viatel to crystallise over the Viatel Transferred Assets or any of them or any charge created by it to become enforceable over the Viatel Transferred Assets or any of them nor has any such crystallisation occurred nor is such enforcement in process.

1.8	Compliance

1.8.1	To Viatel’s best knowledge and belief, all legislation and all orders, provisions, directions and conditions in relation to the Viatel Transferred Assets have been duly complied with in all respects.

1.8.2	All necessary licences, consents, permits, agreements, arrangements and authorities (public and private) have been obtained to enable Viatel and relevant Viatel Group Companies to use, occupy, operate and maintain effectively the Viatel Transferred Assets and the Viatel Sites in the manner in which they are now used, occupied, operated and maintained and all such licences, consents, permits, agreements, arrangements and authorities are valid and subsisting and Viatel knows of no reason why any of them should be suspended, cancelled or revoked.

1.9	Network

1.9.1	The ducts included in the Viatel Transferred Assets were, as at the date of their respective installation, of a type which is commonly used within the telecommunications fixed line infrastructure industry and which are suitable for the blowing or pulling of a Lucent G.655 fibre optic cable comprising at least 72 fibre optic strands.

1.9.2	The fibre strands included in the Viatel Transferred Assets conformed, as at the date of their respective installation, to the ITU recommended specifications and other technical specifications as are set out in Schedule XIII.

1.9.3	No other warranty is given by Viatel with respect to the condition and/or functionality of the Viatel Transferred Assets.

PART II
LIMITATIONS ON VIATEL WARRANTIES
1.	Financial Limits

1.1	Viatel shall not be liable in respect of any Warranty Claim unless it has a liability in respect of that Warranty Claim in excess of €50,000 (fifty thousand), excluding any liability for costs and interest.

1.2	Viatel shall not be liable in respect of any Warranty Claim unless it and each other Viatel Group Company have an aggregate liability in respect of all Warranty Claims in excess of €150,000 (one hundred and fifty thousand), excluding any liability for costs and interest, and in such circumstances its aggregate liability shall be limited to the amount of the excess over €100,000 (one hundred thousand).

1.3	For the purposes of this paragraph, a Warranty Claim which is based on more than one event or circumstance, each of which would separately give rise to a Warranty Claim, shall be treated as a separate Warranty Claim, as the case may be, in respect of each event or circumstance.

1.4	In any case or cases where a Warranty Claim is brought against any Viatel Group Company party to any of the Network Leases, Option and Transfer Agreements and/or IRU the aggregate liability of such company for all such Warranty Claims shall not exceed the following amount in each case (being the consideration payable to such company and specified in Schedule X):

VTL (UK) Limited	UK	€435,312
Viatel Operations SA	France	€472,603
Viatel Global Communications BV	Holland	€311,438
Viatel Belgium NV	Belgium	€83,578
VTL Telecom Gmbh	Germany	€512,645
Viatel German Asset Gmbh	Germany	€615,980
VTL Inc	US	€68,443
Viatel Circe Assets Limited	UK	€1,217,000
Viatel Holding (Bermuda) Ltd	Bermuda	€14,783,001
1.5	The aggregate liability of Viatel for all Warranty Claims arising in relation to or affecting either Viatel Transferred Assets or the Viatel Group Company disposing of Viatel Transferred Assets in each country shall not exceed the following amount in each case (including the amounts referred to in paragraph 1.4 above):

Belgium	€784,428
France	€3,052,018
Germany	€8,365,920
The Netherlands	€1,245,902
UK	€3,097,974
1.6	The aggregate liability of Viatel for all Warranty Claims shall not exceed €20,000,000 (twenty million).

2.	Notices

If Global Voice or any GV Group Company becomes aware of any matter which gives or might give rise to a Warranty Claim, taking no account of paragraph 1 for these purposes, Global Voice shall give written notice to Viatel as soon as reasonably practicable, and in any event on or before the date falling fifteen (15) Business Days after the date on which it becomes aware of that matter, specifying the matter in reasonable detail, the Viatel Warranties which have or which are likely to have been breached and its best estimate of the amount of the Warranty Claim or likely Warranty Claim.

3.	Time Limits

3.1	Viatel shall not be liable in respect of any Warranty Claim unless notice of that Warranty Claim, given in accordance with paragraph 2, is received by it on or before the date eighteen (18) months after the date of Completion or, in the case of the French Option, the German Option and the NBUK Option, on or before the date eighteen (18) months after the Option Trigger Date.

3.2	Viatel shall not be liable in respect of any Warranty Claim if, on or before the date falling sixty (60) Business Days after the date on which notice of that Warranty Claim is received by Viatel, Viatel has remedied the relevant breach in all material respects or prevented Global Voice from suffering any material loss in respect of the subject matter of that Warranty Claim or caused any loss so suffered by Viatel to be made good in all material respects. Global Voice shall comply with all reasonable requests made by Viatel during that period for the purposes of so remedying any such breach or preventing any such loss.

3.3	Viatel shall not be liable in respect of any Warranty Claim (if not previously satisfied, settled or withdrawn) unless legal proceedings have been validly issued and served on Viatel on or before the date falling one hundred and twenty (120) Business Days after the date on which notice of that Warranty Claim was served under paragraph 2.

4.	Exclusion of liability: general

4.1	Viatel shall not be liable in respect of any Warranty Claim to the extent that the matter giving rise to the Warranty Claim is disclosed in the Viatel Disclosure Letter or in any of the documents attached to the Disclosure Letter or was on display in the Data Room as listed in the index of Data Room documents attached to the Viatel Disclosure Letter.

4.2	Viatel shall not be liable in respect of a Warranty Claim to the extent that the matter giving rise to the Warranty Claim results from:
4.2.1	any act or omission before Completion carried out by or omitted at the request of or with the approval or acquiescence of Global Voice or any other member of the GV Group; or

4.2.2	any act or omission on or after Completion carried out or omitted by or on behalf of Global Voice or any other member of the GV Group; or

4.2.3	any breach by any GV Group Company of any of its obligations under any of the Transaction Documents; or

4.2.4	any act, event, occurrence or omission after the date of this Agreement compelled by law, or the enactment, amendment or change in interpretation after that date, of any statute, regulation or practice of any governmental, regulatory or other body.

PART III
GV WARRANTIES
1.	Information Supplied

All factual information with regard to the GV Group contained in this Agreement and all other written information relating to the GV Group and the GV Transferred Assets given by Global Voice or Global Voice’s Solicitors and other lawyers to Viatel or Viatel’s Solicitors and their other lawyers is true and accurate in every material respect and there is no fact or matter relating to the GV Group or the GV Transferred Assets which has not been disclosed or made available to Viatel or its Solicitors and other lawyers which renders any such matters or information materially untrue or misleading.

1.1	Capacity of Global Voice

Global Voice and each GV Group Company have full power and authority and have taken all necessary corporate action, held all necessary meetings and obtained all necessary approvals, including shareholder approval, to enable each of them effectively to enter into and perform this Agreement and the other Transaction Documents and this Agreement, when executed, will constitute valid, binding and enforceable obligations on Global Voice and/or the relevant GV Group Company in accordance with their respective terms. Neither Global Voice nor any GV Group Company requires the consent, approval or authority of any other person to enter into or perform their obligations under this Agreement and their entry into and performance of this Agreement will not constitute a material breach or material default under any contractual, governmental or public obligation binding upon them, and none of them is engaged in any litigation or arbitration proceedings which might have an effect upon its capacity or ability to perform its obligations under this Agreement and no such legal or arbitration proceedings have been threatened against any of them.

1.2	Title to the Assets

Subject as provided in this Agreement, Global Voice and/or other relevant GV Group Company have good and marketable title to all of the GV Transferred Assets. The GV Transferred Assets are and on their transfer to Viatel will be free from any charge, lien or other encumbrance, or any obligation to pay any outstanding sums in respect of them. No person other than a GV Group Company has or claims any rights in relation to the GV Transferred Assets or any of them or the proceeds of any sale of the GV Transferred Assets or any of them and the GV Transferred Assets are not subject to or potentially subject to any floating charge or guarantee given by a GV Group Company or by any person or company connected with a GV Group Company.

1.3	Health & Safety
1.3.1	To Global Voice’s best knowledge and belief, no works, repairs, construction, remedial action or expenditure is or may be required in relation to all applicable legislation concerning health and safety matters and all and any regulations or orders made or issued under any such legislation and any relevant codes or practice, guidance notes and the like with respect to such matters issued by government agencies (“Health and Safety Legislation”) in order to use, operate or maintain the GV Transferred Assets.

1.3.2	At no time has Global Voice had knowledge of and/or received any notice, claim or other communication alleging any contravention of or actual or potential liability under Health and Safety Legislation with respect to the GV Transferred Assets.
1.4	Litigation

No GV Group Company nor any person for whose acts or omissions it may be vicariously liable is engaged in or subject to any civil, criminal or arbitration proceedings in relation to the GV Transferred Assets or any of them, and there are no such proceedings pending or threatened by or against Global Voice or any such person. There are no judgments outstanding against Global Voice or any GV Group Company which affect or might affect any of the GV Transferred Assets.

1.5	Solvency of Global Voice
1.5.1	No order has been made or petition presented, meeting convened or resolution passed for the winding up of Global Voice nor has any receiver been appointed or any distress, execution or other process been levied in respect of the GV Transferred Assets or any of them.

1.5.2	No composition in satisfaction of the debts of Global Voice or scheme of arrangement of its affairs or compromise or arrangement between it and either or both of its creditors or members or any class of either or both of its creditors or members has been proposed, sanctioned or approved.

1.5.3	No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of the GV Transferred Assets.

1.5.4	No event has occurred causing, or which upon intervention or notice by any third party may cause, any floating charge (or equivalent in any jurisdiction) created by Global Voice to crystallise over the GV Transferred Assets or any of them or any charge created by it to become enforceable over the GV Transferred Assets or any of them nor has any such crystallisation occurred nor is such enforcement in process.

1.6	Compliance
1.6.1	To Global Voice’s best knowledge and belief, all legislation and all orders, provisions, directions and conditions in relation to the GV Transferred Assets have been duly complied with in all respects.

1.6.2	All necessary licences, consents, permits, agreements, arrangements and authorities (public and private) have been obtained to enable Global Voice and relevant GV Group Companies to use, operate and maintain effectively the GV Transferred Assets in the manner in which they are now used, operated and maintained and all such licences, consents, permits, agreements, arrangements and authorities are valid and subsisting and Global Voice knows of no reason why any of them should be suspended, cancelled or revoked.
1.7	Network
1.7.1	Global Voice hereby warrants and undertakes to Viatel that the fibre strands that are included in any of the GV Transferred Assets conformed, and/or, as appropriate, shall conform as at the date of their respective installation, to the ITU recommended technical specifications for dark fibre as are set out in Schedule VIII.

1.7.2	No other warranty or undertaking is given by Global Voice with respect to the condition and/or functionality of the GV Transferred Assets.

PART IV
LIMITATIONS ON GV WARRANTIES
1.	Financial Limits

1.1	Global Voice shall not be liable in respect of any Warranty Claim unless it has a liability in respect of that Warranty Claim in excess of €50,000 (fifty thousand), excluding any liability for costs and interest.

1.2	Global Voice shall not be liable in respect of any Warranty Claim unless it has an aggregate liability in respect of all Warranty Claims in excess of €150,000 (one hundred and fifty thousand), excluding any liability for costs and interest, and in such circumstances its aggregate liability shall be limited to the amount of the excess over €100,000 (one hundred thousand).

1.3	For the purposes of this paragraph, a Warranty Claim which is based on more than one event or circumstance, each of which would separately give rise to a Warranty Claim, shall be treated as a separate Warranty Claim, as the case may be, in respect of each event or circumstance.

1.4	In any case or cases where a Warranty Claim is brought against any GV Group Company party to any Network Lease, Option and Transfer Agreement, and/or IRU and GV Fibre Transfer Agreement, the aggregate liability of such company for all such Warranty Claims shall not exceed the following amount in each case:

Global Voice Networks Limited	UK:	€4,223,898
Global Voice Networks BV	Holland:	€6,353,438
Global Voice Networks AG	Germany:	€6,922,663
1.5	The aggregate liability of Global Voice for all Warranty Claims shall not exceed €20,000,000 (twenty million).

2.	Notices

If Viatel or any Viatel Group Company becomes aware of any matter which gives or might give rise to a Warranty Claim, taking no account of paragraph 1 for these purposes, Viatel shall give written notice to Global Voice as soon as reasonably practicable, and in any event on or before the date falling fifteen (15) Business Days after the date on which it becomes aware of that matter, specifying the matter in reasonable detail, the GV Warranties which have or which are likely to have been breached and its best estimate of the amount of the Warranty Claim or likely Warranty Claim.

3.	Time Limits

3.1	Global Voice shall not be liable in respect of any Warranty Claim unless notice of that Warranty Claim, given in accordance with paragraph 2, is received by it on or before the date 18 months after the date of Completion or, in the case of the French Option, the German Option and the NBUK Option, on or before the date 18 months after the Option Trigger Date.

3.2	Global Voice shall not be liable in respect of any Warranty Claim if, on or before the date falling sixty (60) Business Days after the date on which notice of that Warranty Claim is received by Global Voice, Global Voice has remedied the relevant breach in all material respects or prevented the relevant Viatel Group Company from suffering any material loss in respect of the subject matter of that Warranty Claim or caused any loss so suffered by the relevant Viatel Group Company to be made good in all material respects. Global Voice shall comply with all reasonable requests made by Viatel during that period for the purposes of so remedying any such breach or preventing any such loss.

3.3	Global Voice shall not be liable in respect of any Warranty Claim (if not previously satisfied, settled or withdrawn) unless legal proceedings have been validly issued and served on Global Voice on or before the date falling one hundred and twenty (120) Business Days after the date on which notice of that Warranty Claim was served under paragraph 2.

4.	Exclusion of liability: general
4.1	Global Voice shall not be liable in respect of any Warranty Claim to the extent that the matter giving rise to the Warranty Claim is disclosed in the GV Disclosure Letter or in any of the documents attached to the Disclosure Letter or was on display in the Data Room as listed in the index of Data Room documents attached to the GV Disclosure Letter.
4.2	Global Voice shall not be liable in respect of a Warranty Claim to the extent that the matter giving rise to the Warranty Claim results from:
4.2.1	any act or omission before Completion carried out or omitted at the request of or with the approval or acquiescence of Viatel or any other member of the Viatel Group; or

4.2.2	any act or omission on or after Completion carried out or omitted by or on behalf of Viatel or any other member of the Viatel Group; or

4.2.3	any breach by a Viatel Group Company of any of its obligations under any of the Transaction Documents; or

4.2.4	any act, event, occurrence or omission after the date of this Agreement compelled by law, or from the enactment, amendment or change in the interpretation after that date, of any statute, regulation or practice of any governmental, regulatory or other body.

SCHEDULE VII
VIATEL SITES
Belgium

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
50/50 share
available
	VIATEL-		space / M&E	VIATEL-
1	089792	ANTOING	capacity	092785	Yes	Yes	Yes	Yes	No

		ANTWERP	50/50 share
		BELIEWEG	available
	VIATEL-		space / M&E	VIATEL-
2	089793	(ALASKA)	capacity	092785	Yes	Yes	Yes	Yes	No

50/50 share
		ANTWERP	available
	VIATEL-	VOSVELD	space / M&E	VIATEL-
3	102282	20	capacity	092785	No	Yes	No	No	No

50/50 share
		ANTWERP	available
	VIATEL-	WOMMEL	space / M&E	VIATEL-
4	089794	GEN	capacity	092785	Yes	Yes	Yes	Yes	No

50/50 share
		BRUSSEL	available
	VIATEL-	S TOLL-	space / M&E	VIATEL-
5	090541	LAAN	capacity	092785	Yes	Yes	Yes	Yes	Yes

50/50 share
		ESSEN	available
	VIATEL-	(BELGIUM)	space / M&E	VIATEL-
6	091549		capacity	092785	Yes	Yes	Yes	Yes	No

50/50 share
available
	VIATEL-	ESTAMPU	space / M&E	VIATEL-
7	091550	IS	capacity	092785	Yes	Yes	Yes	Yes	No

50/50 share
		GENT	available
	VIATEL-	(MERELB	space / M&E	VIATEL-
8	092195	EKE)	capacity	092785	Yes	Yes	Yes	Yes	No

France

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
		AMIENS	50/50 share
		(PARC	available
	VIATEL-	D’ACTIVIT	space / M&E	VIATEL-
10	089787	IES)	capacity	092782	Yes	Yes	Yes	Yes	No

AZY-SUR-
		MARNE	50/50 share
		(NOGENT	available
	VIATEL-	L’ARTAND)	space / M&E	VIATEL-
11	089841		capacity	092782	Yes	Yes	Yes	Yes	No

BIACHES
(PERONN
		E) #1&2	50/50 share
	VIATEL-	(2x	available
	089846	adjacent	space / M&E	VIATEL-
12	& 7	container)	capacity	092782	Yes	Yes	Yes	Yes	No

50/50 share
available
	VIATEL-	CAYEUX-	space / M&E	VIATEL-
13	090542	SUR-MER	capacity	092782	Yes	Yes	Yes	Yes	Yes

50/50 share
		CONDE-	available
	VIATEL-	SUR-	space / M&E	VIATEL-
14	090546	MARNE	capacity	092782	Yes	Yes	Yes	Yes	No

50/50 share
available
	VIATEL-	COURRIE	space / M&E	VIATEL-
15	090549	RES	capacity	092782	Yes	Yes	Yes	Yes	No

		L’ISLE	50/50 share
		ADAM	available
	VIATEL-	(MOURS)	space / M&E	VIATEL-
16	092202	(A16)	capacity	092782	Yes	Yes	Yes	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
17	092211	MEAUX	capacity	092782	Yes	Yes	Yes	Yes	No

50/50 share
		NANCY	available
	VIATEL-	RUE	space / M&E	VIATEL-
18	092216	JAURES	capacity	092782	Yes	Yes	Yes	Yes	No

PARIS 35
RUE DES
		JEUNEUR	50/50 share
		S – 2ND	available
	VIATEL-	FLR	space / M&E	VIATEL-	Via 3rd
19	102124	(BASTILLE)	capacity	092782	floor	Yes	Yes	Yes	Yes

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
PARIS 35
RUE DES
		JEUNEUR	50/50 share
	VIATEL-	S – 3RD FLR	available space / M&E	VIATEL-
20	092719	(BASTILLE)	capacity	092782	Yes	Yes	Yes	Yes	Yes

PARIS 38
RUE DES
		JEUNEUR	ODF Access
	VIATEL-	S – 4TH	+ 1 rack	VIATEL-
21	092720	FLR	space only	092782	Yes	NO	Yes	No	Yes

		PARIS LA	50/50 share
		DEFENSE	available
	VIATEL-	(COURBE	space / M&E	VIATEL-
22	092721	VOIE)	capacity	092782	Yes	Yes	Yes	Yes	Yes

REVIGNY-
		SUR-	50/50 share
		ORNAIN	available
	VIATEL-	(CONTRIS	space / M&E	VIATEL-
23	092745	SON)	capacity	092782	Yes	Yes	Yes	Yes	No

	VIATEL-	STRASBO	50/50 share available space / M&E	VIATEL-
24	092767	URG	capacity	092782	Yes	Yes	Yes	Yes	No

	VIATEL-	THOURO	50/50 share available space / M&E	VIATEL-
25	092770	TTE	capacity	092782	Yes	Yes	Yes	Yes	No

		TROUSSEY	50/50 share
		(VILLORO	available
	VIATEL-	Y SUR	space / M&E	VIATEL-
26	092775	MEHOLLE)	capacity	092782	Yes	Yes	Yes	Yes	No

50/50 share
		XOUAXAN	available
	VIATEL-	GE	space / M&E	VIATEL-
27	092784	(HESSE)	capacity	092782	Yes	Yes	Yes	Yes	No

Germany

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
		BERG	50/50 share
		VERBUN	available
	VIATEL-	GEMEINDE	space / M&E	VIATEL-
28	089844	HAGENBACH	capacity	092786	Yes	Yes	No	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
29	090800	DERNBACH	capacity	092786	Yes	Yes	No	Yes	No

DUSSELD
ORF
HALLE
CONNEC
		TAPARK 35	50/50 share available
	VIATEL-	STEELE	space / M&E	VIATEL-
30	091547	(POP)	capacity	092786	Yes	Yes	Yes	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
31	091548	ELTEN	capacity	092786	Yes	Yes	No	Yes	No

		FRANKFU	50/50 share
		RT 90	available
	VIATEL-	KLEYERS	space / M&E	VIATEL-
33	092192	TRASSE	capacity	092786	Yes	NO	Yes	Yes	Yes

50/50 share
available
	VIATEL-	KAPPELLA	space / M&E	VIATEL-
34	092197	(KAPPELLEN)	capacity	092786	Yes	Yes	No	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
35	092201	LINZ	capacity	092786	Yes	Yes	No	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
36	092208	MANNHEIM	capacity	092786	Yes	Yes	No	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
37	092217	NAUROD	capacity	092786	Yes	Yes	No	Yes	No

50/50 share
available
	VIATEL-		space / M&E	VIATEL-
38	092732	PORZ	capacity	092786	Yes	Yes	No	Yes	No

     Netherlands

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
39	VIATEL- 089788	AMSTERD AM HALFWE G	approx 95% space & M&E capacity to GV	VIATEL- 092785	No	Yes	Yes	No	Yes

40	VIATEL- 089789	AMSTERD AM SCHIPLUI DENLAAN (DELFLAN DLAAN)	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Yes	Yes	Yes

41	VIATEL- 090801	DOORN	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Yes	Yes	No

42	VIATEL- 092200	LEERSUM	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Yes	Yes	No

43	VIATEL- 092747	ROTTERD AM ALBERT PLESMAN WEG (SOERWE G 5B)	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Yes	Yes	No

44	VIATEL- 092793	ZANDVO ORT	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Yes	Yes	No

59	VIATEL- 089790	AMSTERD AM WORLD TRADE CENTER	50/50 share available space / M&E capacity	VIATEL- 092785	Yes	Yes	Landlord	Yes	No

     UK

	Viatel		Basis upon
	Site		which the	Viatel
Hand	Floor		allocation	Network
Marked	Plan		Viatel to	Schematic	ODF	Viatel			AC
Drawing	Drawing		Global	Drawing	Access	Access		DC	UPS
Ref	Number	Name	Space Share	Number	point	Controlled	Generator	Power	Power
45	VIATEL- 092780	EGHAM INBUCON HOUSE	4 Rack space 600x600mm powered footprint	VIATEL- 092785	Yes	Yes	Yes	Yes	Yes

53	VIATEL- 092205	LONDON TELEHOU SE NORTH	6 Rack space 600x600mm powered footprint	VIATEL- 092783	Yes	NO	Yes	Yes	Yes

54	VIATEL- 092206	LOWEST OFT	50/50 share available space / M&E capacity	VIATEL- 092783	Yes	Yes	Yes	Yes	No

55	VIATEL- 092718	PAKENHA M	50/50 share available space / M&E capacity	VIATEL- 092783	Yes	Yes	Yes	Yes	No

56	VIATEL- 092724	PEASE POTTAGE	50/50 share available space / M&E capacity	VIATEL- 092783	Yes	Yes	Yes	Yes	No

57	VIATEL- 092729	POLEGAT E	50/50 share available space / M&E capacity	VIATEL- 092783	Yes	Yes	Yes	Yes	No

58	VIATEL- 092758	SNOW HILL	50/50 share available space / M&E capacity	VIATEL- 092783	Yes	Yes	Yes	Yes	No

SCHEDULE VIII
GV TRANSFERRED ASSETS
Part I
Technical Specifications for Cables
Non-Zero Dispersion Fiber and Single Mode Fiber ITU-T G.652D (AW)
Specification of G.652 Fibres (Allwave)

Characteristic		Specification
1.	Attenuation coefficient ? (maximum) dB/km in the 1300 nm range (+30nm, -15nm)	See Note 1 below= 0.35 dB/Km at 1310nm(Maximum Average)

2.	Attenuation coefficient ? (maximum) dB/km in the 1550-1600 nm range	Not specified for this wavelength range

3.	Attenuation coefficient ? (maximum) dB/km at 1550 nm	See Note 1 below = 0.23 dB/Km (Maximum Average)

4.	Attenuation coefficient ? (maximum) dB/km in the 1525 to 1620 nm range	Not specified for this wavelength range.

5.	Chromatic Dispersion Parameter ps/nm km (maximum) in the 1300mm range (+30mm, - 15mm) in the 1300 nm range (+30nm, -15nm)	= 3.5 ps/nm.km

6.	Chromatic Dispersion Parameters	= 19.5 ps/nm.Km
	1530 - 1565 nm (maximum) ps/nm km	Over the wavelength range
	1565 - 1620 nm (maximum) ps/nm km	1525 - 1575 nm.

7.	Dispersion Slope (maximum) ps/nm2 km	= 0.093 ps/nm2.km (Zero dispersion 1312 +/- 12nm)

8.	Polarization mode dispersion (PMD)	Better than 0,5 ps/?km
(cabled fibre) (maximum) at 1550 mm ps/?km

9.	Cut-off-wave-length ?cc (maximum) nm	= 1270nm

Behaviour under tensile stress, bending stress and temperature fluctuation

Characteristic:	Specification:
Attenuation change?	Proof test strain
and fibre stretch under tensile stress at specified force under tensile stress at specified force	(During fibre manufacture ≥ 1.0% )

Attenuation change? under bending stress 1-60°C to + 85°C	See Note 2 below Level of ?? at commencement and completion of test shall be unchanged.

Attenuation change? 1-60°C to+85°C	See Note 2 below +/- 0.09dB between -10°C and + 30 °C (2kM cable length)

Measuring wavelength: 1550 nm.
Dimensions of the optical fibres used for cables.

Dimensions:		Specification:
Sheath Diameter
Individual value	µm	125
Permissible deviation	µm	+/- 2 µm

Roundness of sheath, maximum deviation		= 2%

Concentricity between field and sheath, maximum deviation Individual value, maximum Average value, maximum	µm µm	= 0.8 µm = 0.4 µm (> 5000 Fibre Km)

Diameter of optical fibre, external coating, including color layer Rated value	µm	250 +/- 15 µm

This is the average value of all optical fibers in the cable.

NOTE 1:	Parameters are for cabled fibre and constitute the performance, which the completed cable shall achieve.

NOTE 2:	Tests conducted on a completed cable.

NOTE 3:	Tests methods following same standards as per G.655 fiber optic cable (IEC-793, TIA/EIA-455, ITU-T G.650, Bellcore GR-20)
Part II
Network Routes

The Netherlands
Cable ID						Cable
Amsterdam		Ribbon			No. of splices	length in
Network	Composition	reservation:	Fibers:	Comments:	necessary:	km:
AMS-002	432 50/50 TW/AW %	31	361-370			4.8
AMS-003	432 AW	4	37-46			4.47
AMS-004	432 50/50 TW/AW %	31	361-370			25.19
AMS-005	432 AW	12	133-142	Cable was cut, all available Ribbons on temp cable are stumped	2	14.12
AMS-006	432 50/50 TW/AW %	29	337-346			4.75
AMS-007	432 50/50 TW/AW %	26	301-310			20.96
AMS-008	432 50/50 TW/AW %	27	313-322			17.37
AMS-004:D001	216 AW	8	85-94	Not spliced on BB	2	1.39
AMS-004:D002	216 AW	2	13-22	Not spliced on BB	2	3.54
					SUM:	96.59

Cable ID
Rotterdam		Ribbon			No. of splices	Cable
Network	Composition	reservation:	Fibers:	Comments:	necessary:	length:
RTD-001	432 50/50 TW/AW %	23	265-274			12.85
RTD-002	432 50/50 TW/AW %	23	265-274	Cable is not spliced through	7
RTD-002	216 AW	5	49-58	Cable is not spliced through	5	17.95
RTD-003	216 AW	4	37-46	Cable is not spliced through	2	2.41
					SUM:	33.21

Cable ID
Utrecht		Ribbon			No. of splices	Cable
Network	Composition	reservation:	Fibers:	Comments:	necessary:	length:
UTR-001	216 AW	1	1-10	Cable is not brought into POP	2	7.98
UTR-002	432 AW	4	37-46			7.93
UTR-003	216 AW	4	37-46			34.77
UTR-004	432 TW/AW 50/50%	19	217-226			7.93
UTR-002:D001	216 AW	3	25-34	Cable is not spliced through	3	2.60
UTR-003:D001	432 AW	3	25-34	Cable is not spliced through	2	2.58
					SUM:	63.786

Dusseldorf

Backbonecable- number	Length	Ribbon	Fiber-number
DUS-2	22995 m	18	205-214
DUS-3	3810 m	18	205-214
DUS-5	1674 m	18	205-214
DUS-7abc	4544 m	18	205-214
DUS-8a	1950 m	18	205-214
DUS-8b	960 m	18	205-214
DUS-9	10332 m	18	205-214
DUS-10	11673 m	18	205-214
DUS-12	2114 m	18	205-214
Frankfurt

Backbonecable-
number	Length	Ribbon	Fiber-number
FRA-2	1547 m	35	409-418
FRA-4	3361 m	34	397 - 406
FRA-5	13205 m	34	397 - 406
FRA-6	12685 m	18	205-214
FRA-7	2406 m	8/9	95-104
FRA-7.1	1566 m	33	385 - 394
FRA-7.2	3779 m	15	169-178
FRA-9	2857 m	15	171 -180
FRA-10	22394 m	15	171 -180
FRA-11	1380 m	18	205-214
FRA-12	2138 m	17	193-202
FRA-13	2035 m	17	193-202
FRA-14	1254 m	11	121 -130
FRA-17	1790 m	13	145-154
FRA-19	445 m	11	121 -130
FRA-30	26543 m	18	205-214

Hamburg

Backbonecable-
number	Length	Ribbon	Fiber-number
HAM-1.1	8529 m	18	205-214
HAM-2	8966 m	18	205-214
HAM-3	3698 m	18	205-214
HAM-4.1	1864 m	18	205-214
HAM-5	2154 m	18	205-214
HAM-6	4930 m	18	205-214
HAM-7	20303 m	18	205-214
HAM-8	1049 m	18	205-214
For all routes the allocated fibres will be provided on one continuous length along the route of each specified cable.

SCHEDULE IX
INFLATION INDEXATION MECHANISMS
Part I
Clause 4.12: Maintenance Costs payable by Viatel
1.	With respect to Clause 4.12, the maximum amount chargeable with respect to Global Voice’s maintenance costs in respect of each calendar year shall be increased by the percentage increase for inflation calculated in accordance with paragraph 2.

2.	The percentage increase shall be calculated by comparing the CSPI or the equivalent index in the relevant jurisdiction last published in the three (3) month period preceding the expiry of the twelve (12) month period preceding commencement of the Adjustment Period with the CSPI published in the corresponding month in the Adjustment Period and expressing the difference as a percentage of the first published CSPI. Any percentage increase shall be calculated to two (2) decimal places and may be rounded up if the calculation results in a value of 0.05 or more or rounded down if below this value. If this calculation results in a negative value, the percentage adjustment shall be treated as zero for the purposes of this indexation mechanism.
Part II
Inflation Indexation elsewhere in a Transaction Document
1.	This paragraph applies when a specific inflation indexation mechanism for maintenance costs or charges is stipulated elsewhere in a Transaction Document. Where this is the case, the inflation indexation mechanism in that Transaction Document shall apply instead of the mechanism specified in this Schedule IX as if that mechanism were incorporated into this Schedule together with such interpretative provisions set out in the Transaction Document in question as may be necessary to interpret that mechanism.

SCHEDULE X
PAYMENTS TO VIATEL
(all figures in euros)

VTL (UK) Limited	UK	435,312

Viatel Operations SA	France	472,603

Viatel Global Communications BV	Holland	311,438

Viatel Belgium NV	Belgium	83,578

VTL Telecom Gmbh	Germany	512,645

Viatel German Asset Gmbh	Germany	615,980

VTL Inc	US	68,443

VTL-TP (Bermuda) Limited	Bermuda	13,333,000

Viatel Circe Assets Limited	UK	1,217,000

Viatel Holding (Bermuda) Ltd	Bermuda	1,450,001

TOTAL		18,500,000

SCHEDULE XI
Intentionally left blank

SCHEDULE XII
CURRENT GLOBAL VOICE ON-NET BUILDINGS
1.	Building (Site and Location):

Monthly
Recurring
Charge	Company
per Patch	Name	Building	Address	Post Code	Type	City
No	InterXion		Cessnalaan 1-33	1119 NJ	Neutral Colocation	Amsterdam

No	Redbus		GYROSCOOPWEG 2E-2F	1042ab	Neutral Colocation	Amsterdam

No	InterXion		GYROSCOOPWEG 60	1042 AC	Neutral Colocation	Amsterdam

No	NIKHEF		KRUISLAAN 409	1098 SJ	Neutral Colocation	Amsterdam

Yes	TeleCity		KRUISLAAN 411	1098 SJ	Neutral Colocation	Amsterdam

Yes	TeleCity		KUIPERBERGERWEG 13	1101 AE	Neutral Colocation	Amsterdam

No	Viatel		Konigshof, Delflandlaan 4	1062 EB		Amsterdam

No	Interxion	29	IN DER STEELE	40599	Neutral Colocation	Dusseldorf

No	Viatel	35	IN DER STEELE	40599	POP	Dusseldorf

Yes	IX Europe	27	Albertstrasse	40233	Neutral Colocation	Dusseldorf

No	Myloc	44	AM GATHERHOF	40472	Neutral Colocation	Dusseldorf

Yes	Global Switch	110	Eschborner Landstrasse	60489	Neutral Colocation	Frankfurt

Monthly
Recurring
Charge	Company
per Patch	Name	Building	Address	Post Code	Type	City
Yes	Telecity	310	GUTLEUTSTRASSE	60327	Neutral Colocation	Frankfurt

No	Interxion	302	Hanauer Landstrasse	60314	Neutral Colocation	Frankfurt

No	Interxion	304	Hanauer Landstrasse	60315	Neutral Colocation	Frankfurt

Yes	Telehaus Kleyerstrasse	90	KLEYERSTRASSE	60326	Neutral Colocation	Frankfurt

No	Redbus	28	LYONERSTRASSE	60528	Neutral Colocation	Frankfurt

No	Telia	55	REBSTOCKERSTRASSE 55	60326	Competitive Carrier	Frankfurt

Yes	Level 3	22	RUSSELSHEIMER STRASSE	60489	Competitive Carrier	Frankfurt

No	Itenos	25-31	REBSTOCKERSTRASSE 25	60326	Neutral Colocation	Frankfurt

No	Interxion	21-23	Weissmullerstrasse	60314	Neutral Colocation	Frankfurt

Yes	IXEurope	7-9	TAUBENSTRASSE	60313	Neutral Colocation	Frankfurt

No	NT TELCOTRU ST		WENDENSTRASSE 375- 379	20537	Neutral Colocation	Hamburg

No	Versatel Nederland BV	62	Vlaardingweg 62	3044 CK	Competitive Carrier POP	Rotterdam

TBD	Redbus		6-7 HARBOUR EXCHANGE SQUARE	E14 9GE	Neutral	London

2

Monthly
Recurring
Charge	Company
per Patch	Name	Building	Address	Post Code	Type	City
Colocation

TBD	Telecity		8-9 HARBOUR EXCHANGE SQUARE	E14 9GE	Neutral Colocation	London
2.	Cost of Access

A monthly recurring charge (MRC) will be applied to 8 sites (not including London), in line with GV based costs at each location. London charges will be applied if applicable when the network is made operational. 150 Euro MRC will be applied per patch. 5 patches required (10 fibre strands) per data centre. Resulting MRC that Viatel will be invoiced is 6000 Euro per Month (8 data centres x €150 x 5 patches).

3

SCHEDULE XIII
ITU SPECIFICATIONS FOR FIBRES
The dark fibre strands comprised within the Viatel Network, as at the date of their respective installation, conformed to ITU-T recommended technical specifications for dark fibre as follows:
(a)	G.652 — (i) 72 fibres within the 144 fibre strand composite cable, 24 fibres within the 48 fibre strand composite cable, 36 fibres within the 72 fibre strand composite cable and 72 fibres within a 216 fibre strand composite cable (the balance of fibres within each such composite cable being G.655) as such composite cables are installed within the UK Docklands Ring (the Docklands Ring comprising those elements of network as are detailed in Appendix A; (ii) the entire 192 fibre strand cable between Pont Tolbiac and La Defense, Paris, France; and (iii) a stretch of approximately 150 metres at Lock Offenbach on the fibre within the leased duct of WSA in Frankfurt (which is a temporary fibre installation, it being the intention of Viatel to replace the same with a permanent fibre installation of cable meeting the G.655 specification once the local river authority have completed ongoing construction works (which are currently anticipated to complete in early 2007));

(b)	G.654 for submarine and beach joint transition cables; and

(c)	G.655 for the remainder of the terrestrial segments of the Network.
No warranty or guarantee is given as to the condition of and/or functionality of the fibres comprised within the Network other than as expressly set out in Schedule VI.

4

SCHEDULE XIV

DEED OF COVENANT
     Viatel
DEED OF COVENANT
(1)	[TRANSFEROR — TO BE SPECIFIED]

(2)	[TRANSFEREE — TO BE SPECIFIED]

(3)	[VIATEL GROUP COMPANY— TO BE SPECIFIED]

2

DATED:
PARTIES:
(1)	[Relevant Global Voice Group Company] [under number • ] whose [registered office/principal place of business] is at [ • ] (“Transferor”); and

(2)	[ ] (Company Registration Number [___________]) whose registered office is at [ ] (“Transferee”)

(3)	[Relevant Viatel Group Company] [under number • ] whose [registered office/principal place of business] is at [ •](“Viatel”).
RECITALS
(A)	The Transferor has agreed to assign, transfer, lease, licence the use of or otherwise create rights or interests in certain assets and associated agreements to and in favour of the Transferee.

(B)	The Transferee acknowledges that such assets are located in premises or facilities owned or leased by Viatel and Viatel may have telecommunications infrastructure and equipment located in such facilities or premises.

(C)	The Transferor is required to ensure that the Transferee shall enter into a deed of covenant with the Transferor and Viatel and the Transferee has agreed to enter into this Deed accordingly.
OPERATIVE PROVISIONS:
1.	DEFINITIONS

1.1	In this Deed, the definitions in the Schedules to this Deed shall apply, and in addition to the following words and expressions shall have the meaning set opposite:

“Assets”	the physical assets listed in Schedule One to this Deed;

“Business Day”	all days excluding Saturdays and Sundays and any day on which either the London Stock Exchange is closed for the transaction of business;

“Master Agreement”	the agreement with the title Master Network Lease and Sale Agreement made between Viatel Holding (Bermuda) Limited, VTL-TP (Bermuda) Limited and Global Voice Group

Limited and dated • May 2006;

“Network Operational Agreement”	the agreement with that title made between Viatel Holding (Bermuda) Limited and Global Voice Group Limited and dated • May 2006;

“Subject Agreement”	[Insert title of relevant subject agreement];

“Viatel Network”	the meaning in the Master Agreement; and

“Viatel Site(s)”	premises occupied or used by Viatel Group Companies (as defined in the Master Agreement) on the Viatel Network.
1.2	References in this Deed to the Transferor and Viatel shall include their respective successors in title.

2.	TRANSFEREE’S COVENANTS

The Transferee covenants and undertakes with the Transferor and Viatel that it shall:

2.1	observe and perform the covenants, undertakings and obligations expressed to be observed and performed on the part of the Transferor in the Subject Agreement;

2.2	observe and perform all standard access rules and procedures stipulated by Viatel and/or applicable to Viatel Sites and to which the Transferor wishes to grant the Transferee rights of access;

2.3	observe and perform the Covenants contained in Schedule Two to this Deed;

2.4	comply with the Interconnection and Access Procedures contained in Schedule Three to this Deed;

2.5	not dispose of the Assets or any part to any person, firm or company (“third party”) without first ensuring that such third party has executed a deed directly with the Transferor and Viatel containing an obligation on such third party’s part to observe and perform the covenants and comply with the procedures set out in the Schedules this Deed.

3.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Unless otherwise expressly stated, nothing in this Deed shall create or confer any rights or other benefits pursuant to the Contracts (Rights of Third Parties) Act 1999 in favour of any person other than the parties to this Deed.
DELIVERED as a Deed on the date stated above.

SIGNED as a DEED by	)
[NAME OF TRANSFEREE] acting by two/a	)
director[s] [and its secretary]	)

Director

Director/Secretary

Schedule One
[Assets]

Schedule Two
Covenants
The Transferee covenants with the parties as follows:
1.	To keep its equipment and/or infrastructure which is situated on any land or property of any other(s) or other person(s) (“Landowner”) having rights, at any given time, in any part of the land on which the Viatel Network is located (all of which shall, for the purposes of this Schedule Two, be together referred to as the “Transferee’s Communications Infrastructure”) in good and substantial repair and condition it being agreed that the provisions of this paragraph 1 shall not apply to the Transferee to the extent that either one of the parties to this Deed is responsible for maintaining any of the Transferor’s Communications Infrastructure.
2.	In the course of carrying out any works on any Landowner’s land or property in respect of the installation, alteration or maintenance of any of the Transferee’s Communications Infrastructure, to use all reasonable endeavours to avoid any physical damage to any part of the Landowner’s land or property and, in the event that any damage is so caused, the Transferee shall as soon as is practicable after such damage has occurred carry out or cause to be carried out at its own expense any such repair works as are necessary so that the Landowner’s land or property so damaged is restored to the condition it was in prior to such damage occurring.
3.	Not to do anything which is or may become a nuisance or annoyance to any party to this Deed, any Landowner or any owner or occupier of neighbouring or adjoining property, or which may cause damage to the land or property of any Landowner or to any neighbouring or adjoining property including damage attributable to the neglect, default or carelessness of Transferee and/or its employees, agents, visitors, sub-tenants, contractors or licensees.
4.	To observe and comply with the provisions and requirements of all legislation (including, but without limitation, any and all health and safety legislation) whether public or local directly affecting the Transferee’s Communications Infrastructure and/or the Viatel Network or the use of the same, including without limitation planning and telecommunications legislation, and not to do or omit anything affecting the land or property of any Landowner which is in breach of such legislation but to do and provide everything required to be done or required by such legislation and to indemnify Viatel against all proceedings, penalties, costs or claims in respect of any acts or omissions in breach of such legislation.
5.	That if the Transferee receives notice of any order or proposal under any legislation, to give notice thereof to Viatel immediately and, insofar it relates to the Transferee’s Communications Infrastructure, if so reasonably required by Viatel, to make or join with

Viatel in making such objections or representations in respect of any order or proposal as Viatel may reasonably require and to comply at its own cost with any notice or order relating to Viatel under any such legislation.
6.	That if Viatel is required by any governmental or public authority, Landowner or other person having the authority so to require, to relocate any segment of the Viatel Network in which is located any Transferee’s Communications Infrastructure, to give Viatel all such assistance as Viatel may reasonably require in connection with such relocation works.
7.	Not to use the Transferee’s Communications Infrastructure or any part thereof nor to permit the same to be used for any illegal or immoral purposes nor shall it permit or suffer to be done in or upon the Transferee’s Communications Infrastructure anything which in the reasonable opinion of Viatel and/or any Landowner may or might become a danger or nuisance to Viatel and/or any Landowner, their licensees, tenants or the occupiers of any adjoining or neighbouring property or to the general public and, at its own expense, it shall take all reasonable precautions as may be necessary for the avoidance thereof.
8.	Not to do or permit to be done during the carrying out of any interconnection or other works in connection with the Transferee’s Communications Infrastructure anything which may cause any interference with or obstruct or which may cause delay to traffic on any road forming part of any land or property of any Landowner or any injury or damage to any other property of the Landowner.

Schedule Three
Interconnection and Access Procedures
A General
1.	Each party undertakes that in exercising any right to interconnect their respective Networks at a Point of Interconnection, and/or to access, as applicable, the Viatel Chambers for the purpose of inspecting, maintaining and/or installing or making alterations to their respective Networks (as such rights of access are detailed in the Deed), it shall comply with these Joint Interconnection and Access Procedures.
2.	For the purposes of these Joint Interconnection and Access Procedures, the following words shall have the following meanings:

“Allocated Fibres”	shall mean those fibres allocated by Global Voice to Transferee;

“Business Hours”	means the hours from 9am to 5pm (local time) on any Business Day;

“Chamber”	means a Viatel cable chamber and “Chambers” shall be construed accordingly;

“Emergency Interconnection Works”	means all interconnection works which are unscheduled and which are required solely to restore the provision of service on the relevant party’s Network;

“Interconnection MOP”	means a method of procedure with respect to any proposed interconnection works, in accordance with the pro-forma MOP set out in Schedule Five, providing full details as to how the works are to be carried out;

“Network”	means, as the context shall require, either a telecommunications network owned and operated by the Transferee or the Viatel Network;

“ODF”	means an optical distribution frame; and

“Point of Interconnection”	means any physical point (being an ODF, fibre splice or other access point) where it is technically feasible to connect the Viatel Network and the Transferee’s Communications

Infrastructure so as to enable data and other traffic to pass between the two Networks; and “Points of Interconnection” shall be construed accordingly.
3.	Notwithstanding the provisions set out in these Joint Interconnection and Access Procedures, where the Viatel Network comprises leased or licensed assets, namely where the asset is used and enjoyed by Viatel and/or any of its group companies subject to a lease, licence or other agreement with a third party, alternative interconnection and access arrangements shall apply. Viatel can make no commitment that any interconnection or access arrangements will be possible given the nature of such assets.

B.	Access

1.	All access by Transferee to any site owned by or leased to Viatel or to a Viatel Facility shall be subject to, respectively, such arrangements as are included in the agreement between Transferor and Transferee.

2.	Access by either party to any Chamber on the Network of the other party and/or, in the case of Viatel, to any Transferee facility, shall be subject to the provisions of these Joint Interconnection and Access Procedures.

3.	Each party reserves the right to be present and supervise any access by the other to any Chamber on its Network. Any such supervision shall not relieve the party being granted access to a Chamber from its obligation to comply in full with these Joint Interconnection and Access Procedures.

C.	Interconnection Works — General

1.	Each party shall take all necessary precautions (including any required by applicable health and safety legislation) to protect the other party’s property (and/or that of a third party) from any physical damage during the course of any interconnection works.

2.	In the event of any damage being caused to the other party’s property (and/or that of a third party) in carrying out any such works as contemplated by these Joint Interconnection and Access Procedures, whether to fibre, duct, equipment or to other items, the working party shall make good, at its own cost, any such damage so caused.

D	Fibre Interconnection at an ODF

1.	Other than in the case of Emergency Works, no less than 2 Business Days’ notice shall be given of any proposed interconnection at any ODF on the Network of the other party, such notice to be accompanied by an Interconnection MOP specific to the proposed works. Upon receipt of such notice, the Interconnection MOP procedure set out in Section F shall apply.

2.	The requirement set out in Section D(1) shall not apply in the case of Emergency Works, provided however that as much notice as is reasonably possible in the circumstances shall be given (which notice may, notwithstanding the provisions of Clause [ ] be verbal and/or email notice for these purposes) to the network operations centre (“NOC”) of the other party. Such notice shall provide as much detail as to the nature of the required works as is reasonably practicable in the circumstances. No Emergency Works shall be undertaken without the verbal approval being given by the relevant NOC. Each party shall procure that their respective NOCs respond as expeditiously as possible in the circumstances.

3.	The party carrying out the interconnection works shall be entitled to make its Point of Interconnection at the (customer facing) ports for its Allocated Fibres (or any part thereof) on the opposite side of the ODF to that of the other party.

4.	The party carrying out the interconnection works shall be responsible for the cost of any internal patch cabling (including the provision of suitable connectors) required to provide an interconnect with the other party’s ODF, including, where the fibres have not been connected by the other party to its side of the ODF, the costs of any required pigtails or other patch cords required to do so.

5.	Connectors shall all be of the type SC-UPC other than where, in the applicable fibre specification, that specification states otherwise.

6.	In accessing the ODF, whether for the purposes of implementing a Point of Interconnection or otherwise, the party carrying out the interconnection works shall comply with the applicable access procedures of the other for the site in which such ODF is located, such access procedures in any event to be reasonable and of a nature standard within the telecommunications industry. In the case of a Viatel ODF, such access shall be made, in the case of a Viatel Site, in accordance with the Viatel Site Access Procedures and in the case of a Viatel Facility, in accordance with the Viatel Facility Access Procedures.

E	Fibre Interconnect/Civil Works at a Chamber

1.	Subject to Section E(2) below, each party shall be responsible for performing (at its own cost) all excavation, digging and construction works (together “Civil Works”), as well as all cabling, splicing and/or testing works required in order to implement a Point of Interconnection between its own Network and that of Viatel. Any such works shall, without prejudice to and notwithstanding the terms and conditions set out in this Schedule, be carried out in accordance with standard industry practice for such works and with due regard to the nature of the particular Chamber in question and in accordance with the practice of a competent provider of such services.

2.	All Civil Works to be carried out within a Chamber shall be carried out either by and/or under the direct supervision of the owner of such Chamber, any reasonable costs associated with such works and/or supervision which are incurred by that owner being reimbursed to it in accordance with the provisions of Section H.

3.	Subject to Sections E(5) and F below, the party proposing to carry out any such Civil Works at or within the Chamber of the other shall provide to the other an Interconnection MOP in all cases where such works: (i) include any duct and/or fibre interconnection works (including any related cabling, splicing and/or testing works) at a Chamber; or (ii) will necessitate the opening of any Chamber for the purpose of installing new fibre optic cable. Upon receipt of such Interconnection MOP, the Interconnection MOP procedure set out in Section F shall apply.

4.	The Interconnection MOP having been agreed by the parties in accordance with Section F, at least 15 Business Days’ notice (or such a shorter period as is agreed by the parties) must be given of any intention to understate the relevant Civil Works.

5.	The notice requirements set out above shall not apply in the case of Emergency Works provided however that as much notice as is reasonably practicable in the circumstances shall be given to the other party, (which notice may, notwithstanding the provisions of Clause [ ]) be verbal and/or e-mail notice for these purposes) to the NOC of the other party. Such notice shall provide as much detail as to the nature of the required works as is reasonably practicable in the circumstances. No Emergency Works shall be undertaken without the verbal approval being given by the relevant NOC. Each party shall procure that their respective NOCs respond as expeditiously as possible in the circumstances. Approval shall only be given in relation to access to the relevant Chamber: access to the splice closures (and any related work thereon) within such Chamber being only available to the owner of such Chamber.

F	Interconnection MOP procedure

1.	Upon receipt of the Interconnection MOP, the receiving party may require, acting reasonably, that all or any part of the planned works should not be carried out where it believes that such works will constitute a breach of health and safety legislation and/or where any such works might breach any obligations owed to a Landowner or adversely impact the services, equipment and/or network of itself and/or of any third party. In such an event, the two parties shall use all reasonable endeavours to agree a new method of working which accommodates and addresses the technical requirements and concerns of both. In default of an agreement as to a revised method of working, the matter will be referred to the Chief Technical Officer for Viatel and equivalent for Transferee.

2.	In the event that the party on whom the Interconnection MOP has been served has not within: (i) 2 Business Days, in the case of fibre interconnection at an ODF; or (ii) 5 Business Days, in the case of Civil Works at a Chamber, notified the other party that it will require changes to the Interconnection MOP, then the Interconnection MOP shall be deemed approved.

3.	Approval of the MOP, whether deemed or otherwise, shall not in any way operate so as to limit the submitting party’s liability under the terms and conditions of this Deed and it shall be the submitting party’s responsibility to comply fully with such terms and conditions at all times.

G	Completion procedure

Following completion of any works as contemplated by this Deed, the party carrying out any such works shall provide, at its own cost, the other with appropriate documentation sufficient to allow that other to comply, on a timely basis, with any obligations it may have (if any) under the New Roads and Street Works Act 1991 (or any similar or analogous legislation in any other country in which such works may be carried out) in relation to the works carried out upon or in relation to its Network.

H	Costs

Where the provisions of this Schedule state that costs of one party are to be borne by the other party, reference to costs shall be deemed to mean the reasonable costs incurred (the party having incurred such costs having used reasonably endeavours to minimise the same) plus an administrative charge of 15% (exclusive of VAT).

GE 1
GV
DEED OF COVENANT
(1)	[TRANSFEROR – TO BE SPECIFIED]

(2)	[TRANSFEREE– TO BE SPECIFIED]

(3)	[GLOBAL VOICE GROUP COMPANY – TO BE SPECIFIED]

DATED:
PARTIES:
(1)	[Relevant Viatel Group Company] [under number • ] whose [registered office/principal place of business] is at [ •] (“Transferor”); and

(2)	[ ] (Company Registration Number [ ]) whose registered office is at [ ] (“Transferee”)

(3)	[Relevant Global Voice Group Company] [under number • ] whose [registered office/principal place of business] is at [ •](“GV”).
RECITALS
(A)	The Transferor has agreed to assign, transfer lease, licence the use of or otherwise create rights or interests in certain assets and associated agreements to and in favour of the Transferee.

(B)	The Transferee acknowledges that such assets are located in premises or facilities owned or leased by GV and GV may have telecommunications infrastructure and equipment located in such facilities or premises.

(C)	The Transferor is required to ensure that the Transferee shall enter into a deed of covenant with the Transferor and GV and the Transferee has agreed to enter into this Deed accordingly.
OPERATIVE PROVISIONS:
1.	DEFINITIONS
1.1	In this Deed, the definitions in the Schedules to this Deed shall apply, and in addition the following words and expressions shall have the meaning set opposite:

“Assets”	the physical assets listed in Schedule One to this Deed;

“Business Day”	all days excluding Saturdays and Sundays and any day on which either the London Stock Exchange is closed for the transaction of business;

“GV Network”	the meaning in the Master Agreement; and

“GV Site(s)”	premises occupied or used by GV Group Companies being the GV Off-Net Buildings and the GV-On-Net Buildings (as defined in the

Master Agreement);

“Master Agreement”	the agreement with the title Master Network Lease and Sale Agreement made between Viatel Holding (Bermuda) Limited, VTL-TP (Bermuda) Limited and Global Voice Group Limited and dated • May 2006;

“Network Operational Agreement”	the agreement with that title made between Viatel Holding (Bermuda) Limited and Global Voice Group Limited and dated • May 2006;

“Subject Agreement”	[Insert title of relevant subject agreement];
1.2	References in this Deed to the Transferor and GV shall include their respective successors in title.

2.	TRANSFEREE’S COVENANTS

The Transferee covenants and undertakes with the Transferor and GV that it shall:

2.1	observe and perform the covenants, undertakings and obligations expressed to be observed and performed on the part of the Transferor in the Subject Agreement;

2.2	observe and perform all standard access rules and procedures stipulated by GV and/or applicable to GV Sites and to which the Transferor wishes to grant the Transferee rights of access;

2.3	observe and perform the Covenants contained in Schedule Two to this Deed;

2.4	comply with the Interconnection and Access Procedures contained in Schedule Three to this Deed;

2.5	not dispose of the Assets or any part to any person, firm or company (“third party”) without first ensuring that such third party has executed a deed directly with the Transferor and GV containing an obligation on such third party’s part to observe and perform the covenants and comply with the procedures set out in the Schedules this Deed.

3.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Unless otherwise expressly stated, nothing in this Deed shall create or confer any rights or other benefits pursuant to the Contracts (Rights of Third Parties) Act 1999 in favour of any person other than the parties to this Deed.
DELIVERED as a Deed on the date stated above.

SIGNED as a DEED by	)
[NAME OF TRANSFEREE] acting by two/a	)
director[s] [and its secretary]	)

Director

Director/Secretary

Schedule One
[Assets]

Schedule Two
Covenants
The Transferee covenants with the parties as follows:
1.	To keep its equipment and/or infrastructure which is situated on any land or property of any other(s) or other person(s) (“Landowner”) having rights, at any given time, in any part of the land on which the GV Network is located (all of which shall, for the purposes of this Schedule Two, be together referred to as the “Transferee’s Communications Infrastructure”) in good and substantial repair and condition it being agreed that the provisions of this paragraph 1 shall not apply to the Transferee to the extent that either one of the parties to this Deed is responsible for maintaining any of the Transferor ‘s Communications Infrastructure.

2.	In the course of carrying out any works on any Landowner’s land or property in respect of the installation, alteration or maintenance of any of the Transferee’s Communications Infrastructure, to use all reasonable endeavours to avoid any physical damage to any part of the Landowner’s land or property and, in the event that any damage is so caused, the Transferee shall as soon as is practicable after such damage has occurred carry out or cause to be carried out at its own expense any such repair works as are necessary so that the Landowner’s land or property so damaged is restored to the condition it was in prior to such damage occurring.

3.	Not to do anything which is or may become a nuisance or annoyance to any party to this Deed, any Landowner or any owner or occupier of neighbouring or adjoining property, or which may cause damage to the land or property of any Landowner or to any neighbouring or adjoining property including damage attributable to the neglect, default or carelessness of Transferee and/or its employees, agents, visitors, sub-tenants, contractors or licensees.

4.	To observe and comply with the provisions and requirements of all legislation (including, but without limitation, any and all health and safety legislation) whether public or local directly affecting the Transferee’s Communications Infrastructure and/or the GV Network or the use of the same, including without limitation planning and telecommunications legislation, and not to do or omit anything affecting the land or property of any Landowner which is in breach of such legislation but to do and provide everything required to be done or required by such legislation and to indemnify GV against all proceedings, penalties, costs or claims in respect of any acts or omissions in breach of such legislation.

5.	That if the Transferee receives notice of any order or proposal under any legislation, to give notice thereof to GV immediately and, insofar it relates to the Transferee’s Communications Infrastructure, if so reasonably required by GV, to make or join with GV in making such objections or representations in respect of any order or proposal as GV may reasonably require and to comply at its own cost with any notice or order relating to GV under any such legislation.
6.	That if GV is required by any governmental or public authority, Landowner or other person having the authority so to require, to relocate any segment of the GV Network in which is located any Transferee’s Communications Infrastructure, to give GV all such assistance as GV may reasonably require in connection with such relocation works.

7.	Not to use the Transferee’s Communications Infrastructure or any part thereof nor to permit the same to be used for any illegal or immoral purposes nor shall it permit or suffer to be done in or upon the Transferee’s Communications Infrastructure anything which in the reasonable opinion of GV and/or any Landowner may or might become a danger or nuisance to GV and/or any Landowner, their licensees, tenants or the occupiers of any adjoining or neighbouring property or to the general public and, at its own expense, it shall take all reasonable precautions as may be necessary for the avoidance thereof.

8.	Not to do or permit to be done during the carrying out of any interconnection or other works in connection with the Transferee’s Communications Infrastructure anything which may cause any interference with or obstruct or which may cause delay to traffic on any road forming part of any land or property of any Landowner or any injury or damage to any other property of the Landowner.

Schedule Three
Interconnection and Access Procedures
A	General

1.	Each party undertakes that in exercising any right to interconnect their respective Networks at a Point of Interconnection, and/or to access, as applicable, the GV Chambers for the purpose of inspecting, maintaining and/or installing or making alterations to their respective Networks (as such rights of access are detailed in the Deed), it shall comply with these Joint Interconnection and Access Procedures.

2.	For the purposes of these Joint Interconnection and Access Procedures, the following words shall have the following meanings:

“Allocated Fibres”	shall mean those fibres allocated by Global Voice to Transferee;

“Business Hours”	means the hours from 9am to 5pm (local time) on any Business Day;

“Chamber”	means a GV cable chamber and “Chambers” shall be construed accordingly;

“Emergency Interconnection Works”	means all interconnection works which are unscheduled and which are required solely to restore the provision of service on the relevant party’s Network;

“Interconnection MOP”	means a method of procedure with respect to any proposed interconnection works, in accordance with the pro-forma MOP set out in Schedule Five, providing full details as to how the works are to be carried out;

“Network”	means, as the context shall require, either a telecommunications network owned and operated by the Transferee or the GV Network;

“ODF”	means an optical distribution frame; and

“Point of Interconnection”	means any physical point (being an ODF, fibre splice or other access point) where it is technically feasible to connect the GV Network and the Transferee’s Communications Infrastructure so as to enable data and other traffic to pass between the two Networks; and “Points of Interconnection” shall be construed accordingly.
3.	Notwithstanding the provisions set out in these Joint Interconnection and Access Procedures, where the GV Network comprises leased or licensed assets, namely where the asset is used and enjoyed by GV and/or any of its group companies subject to a lease, licence or other agreement with a third party, alternative interconnection and access arrangements shall apply. GV can make no commitment that any interconnection or access arrangements will be possible given the nature of such assets.

B.	Access

4.	All access by Transferee to any site owned by or leased to GV or to a GV Facility shall be subject to, respectively, such arrangements as are included in the agreement between Transferor and Transferee.

5.	Access by either party to any Chamber on the Network of the other party and/or, in the case of GV, to any [Transferee facility], shall be subject to the provisions of these Joint Interconnection and Access Procedures.

6.	Each party reserves the right to be present and supervise any access by the other to any Chamber on its Network. Any such supervision shall not relieve the party being granted access to a Chamber from its obligation to comply in full with these Joint Interconnection and Access Procedures.

C.	Interconnection Works – General

3.	Each party shall take all necessary precautions (including any required by applicable health and safety legislation) to protect the other party’s property (and/or that of a third party) from any physical damage during the course of any interconnection works.

4.	In the event of any damage being caused to the other party’s property (and/or that of a third party) in carrying out any such works as contemplated by these Joint Interconnection and Access Procedures, whether to fibre, duct, equipment or to other items, the working party shall make good, at its own cost, any such damage so caused.

D	Fibre Interconnection at an ODF

1.	Other than in the case of Emergency Works, no less than 2 Business Days’ notice shall be given of any proposed interconnection at any ODF on the Network of the other party, such notice to be accompanied by an Interconnection MOP specific to the proposed works. Upon receipt of such notice, the Interconnection MOP procedure set out in Section F shall apply.

2.	The requirement set out in Section D(1) shall not apply in the case of Emergency Works, provided however that as much notice as is reasonably possible in the circumstances shall be given (which notice may, notwithstanding the provisions of Clause [ ] be verbal and/or email notice for these purposes) to the network operations centre (“NOC”) of the other party. Such notice shall provide as much detail as to the nature of the required works as is reasonably practicable in the circumstances. No Emergency Works shall be undertaken without the verbal approval being given by the relevant NOC. Each party shall procure that their respective NOCs respond as expeditiously as possible in the circumstances.

3.	The party carrying out the interconnection works shall be entitled to make its Point of Interconnection at the (customer facing) ports for its Allocated Fibres (or any part thereof) on the opposite side of the ODF to that of the other party.

4.	The party carrying out the interconnection works shall be responsible for the cost of any internal patch cabling (including the provision of suitable connectors) required to provide an interconnect with the other party’s ODF, including, where the fibres have not been connected by the other party to its side of the ODF, the costs of any required pigtails or other patch cords required to do so.

5.	Connectors shall all be of the type SC-UPC other than where, in the applicable fibre specification, that specification states otherwise.

6.	In accessing the ODF, whether for the purposes of implementing a Point of Interconnection or otherwise, the party carrying out the interconnection works shall comply with the applicable access procedures of the other for the site in which such ODF is located, such access procedures in any event to be reasonable and of a nature standard within the telecommunications industry. In the case of a GV ODF, such access shall be made, in the case of a GV Site, in accordance with the GV Site Access Procedures and in the case of a GV Facility, in accordance with the GV Facility Access Procedures.

E	Fibre Interconnect/Civil Works at a Chamber

1.	Subject to Section E(2) below, each party shall be responsible for performing (at its own cost) all excavation, digging and construction works (together “Civil Works”), as well as all cabling, splicing and/or testing works required in order to implement a Point of Interconnection between its own Network and that of GV. Any such works shall, without prejudice to and notwithstanding the terms and conditions set out in this Schedule, be carried out in accordance with standard industry practice for such works and with due regard to the nature of the particular Chamber in question and in accordance with the practice of a competent provider of such services.
2.	All Civil Works to be carried out within a Chamber shall be carried out either by and/or under the direct supervision of the owner of such Chamber, any reasonable costs associated with such works and/or supervision which are incurred by that owner being reimbursed to it in accordance with the provisions of Section H.

3.	Subject to Sections E(5) and F below, the party proposing to carry out any such Civil Works at or within the Chamber of the other shall provide to the other an Interconnection MOP in all cases where such works: (i) include any duct and/or fibre interconnection works (including any related cabling, splicing and/or testing works) at a Chamber; or (ii) will necessitate the opening of any Chamber for the purpose of installing new fibre optic cable. Upon receipt of such Interconnection MOP, the Interconnection MOP procedure set out in Section F shall apply.

4.	The Interconnection MOP having been agreed by the parties in accordance with Section F, at least 15 Business Days’ notice (or such a shorter period as is agreed by the parties) must be given of any intention to understate the relevant Civil Works.

5.	The notice requirements set out above shall not apply in the case of Emergency Works provided however that as much notice as is reasonably practicable in the circumstances shall be given to the other party, (which notice may, notwithstanding the provisions of Clause [ ]) be verbal and/or e-mail notice for these purposes) to the NOC of the other party. Such notice shall provide as much detail as to the nature of the required works as is reasonably practicable in the circumstances. No Emergency Works shall be undertaken without the verbal approval being given by the relevant NOC. Each party shall procure that their respective NOCs respond as expeditiously as possible in the circumstances. Approval shall only be given in relation to access to the relevant Chamber: access to the splice closures (and any related work thereon) within such Chamber being only available to the owner of such Chamber.

F	Interconnection MOP procedure

1.	Upon receipt of the Interconnection MOP, the receiving party may require, acting reasonably, that all or any part of the planned works should not be carried out where it believes that such works will constitute a breach of health and safety legislation and/or where any such works might breach any obligations owed to a Landowner or adversely impact the services, equipment and/or network of itself and/or of any third party. In such an event, the two parties shall use all reasonable endeavours to agree a new method of working which accommodates and addresses the technical requirements and concerns of both. In default of an agreement as to a revised method of working, the matter will be referred to the Chief Technical Officer for GV and for Transferee.

2.	In the event that the party on whom the Interconnection MOP has been served has not within: (i) 2 Business Days, in the case of fibre interconnection at an ODF; or (ii) 5

Business Days, in the case of Civil Works at a Chamber, notified the other party that it will require changes to the Interconnection MOP, then the Interconnection MOP shall be deemed approved.
3.	Approval of the MOP, whether deemed or otherwise, shall not in any way operate so as to limit the submitting party’s liability under the terms and conditions of this Deed and it shall be the submitting party’s responsibility to comply fully with such terms and conditions at all times.

G	Completion procedure

Following completion of any works as contemplated by this Deed, the party carrying out any such works shall provide, at its own cost, the other with appropriate documentation sufficient to allow that other to comply, on a timely basis, with any obligations it may have (if any) under the New Roads and Street Works Act 1991 (or any similar or analogous legislation in any other country in which such works may be carried out) in relation to the works carried out upon or in relation to its Network.

H	Costs

Where the provisions of this Schedule state that costs of one party are to be borne by the other party, reference to costs shall be deemed to mean the reasonable costs incurred (the party having incurred such costs having used reasonably endeavours to minimise the same) plus an administrative charge of 15% (exclusive of VAT).

APPENDIX A
VIATEL NETWORK MAP

APPENDIX B
GLOBAL VOICE NETWORK MAP

SIGNED by	)
a duly authorised signatory of	) /s/ Lucy Woods
VIATEL HOLDING (BERMUDA) LIMITED	)

SIGNED by	)
a duly authorised signatory of	) /s/ Lucy Woods
VTL – TP (BERMUDA) LIMITED	)

SIGNED by	)
a duly authorised signatory of	) /s/ Brenda O’Keefe
GLOBAL VOICE GROUP LIMITED	)